Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

INVENTURE FOODS, INC.

at

$4.00 Net Per Share

by

HERON SUB, INC.

a wholly-owned subsidiary of

UTZ QUALITY FOODS, LLC

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 13, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

THIS OFFER IS BEING MADE PURSUANT TO THE AGREEMENT AND PLAN OF MERGER (AS AMENDED FROM TIME TO TIME, THE “MERGER AGREEMENT”), DATED AS OF OCTOBER 25, 2017, AMONG INVENTURE FOODS, INC., A DELAWARE CORPORATION (“INVENTURE FOODS”), UTZ QUALITY FOODS, LLC, A DELAWARE LIMITED LIABILITY COMPANY (“PARENT”), AND HERON SUB, INC., A DELAWARE CORPORATION AND A WHOLLY-OWNED SUBSIDIARY OF PARENT (“PURCHASER”). PURCHASER IS OFFERING TO PURCHASE ALL OF THE OUTSTANDING SHARES OF COMMON STOCK (THE “SHARES”), PAR VALUE $.01 PER SHARE, OF INVENTURE FOODS FOR $4.00 PER SHARE NET TO THE SELLER IN CASH, WITHOUT INTEREST BUT SUBJECT TO ANY REQUIRED WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL (WHICH, TOGETHER WITH ANY AMENDMENTS OR SUPPLEMENTS HERETO AND THERETO, COLLECTIVELY CONSTITUTE THE “OFFER”). UNDER NO CIRCUMSTANCES WILL WE PAY INTEREST ON THE CONSIDERATION PAID FOR SHARES PURSUANT TO THE OFFER, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT. THE MERGER AGREEMENT PROVIDES, AMONG OTHER THINGS, THAT, UNLESS OTHERWISE AGREED BY INVENTURE FOODS AND PARENT, AS SOON AS PRACTICABLE (AND IN ANY EVENT WITHIN THREE BUSINESS DAYS) FOLLOWING THE SATISFACTION OR WAIVER OF THE APPLICABLE CONDITIONS TO THE MERGER, PURCHASER WILL BE MERGED WITH AND INTO INVENTURE FOODS (THE “MERGER”), WITHOUT A VOTE OF THE STOCKHOLDERS OF INVENTURE FOODS IN ACCORDANCE WITH SECTION 251(H) OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE (THE “DGCL”).

THE BOARD OF DIRECTORS OF INVENTURE FOODS (THE “INVENTURE FOODS BOARD”) HAS UNANIMOUSLY (I) DETERMINED THAT THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO AND IN THE BEST INTERESTS OF, INVENTURE FOODS AND ITS STOCKHOLDERS, (II) ADOPTED AND APPROVED THE MERGER AGREEMENT, DECLARED IT ADVISABLE TO ENTER INTO THE MERGER AGREEMENT AND APPROVED THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, IN ACCORDANCE WITH THE REQUIREMENTS OF THE DGCL, (III) APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE BY INVENTURE FOODS OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER, (IV) ELECTED THAT THE MERGER AGREEMENT AND THE MERGER SHALL BE GOVERNED BY SECTION 251(H) OF THE DGCL AND (V) RECOMMENDED THAT THE STOCKHOLDERS OF INVENTURE FOODS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER, ON THE TERMS AND SUBJECT TO THE CONDITIONS OF THE MERGER AGREEMENT.

THE OFFER IS NOT CONDITIONED ON OBTAINING FINANCING OR THE FUNDING THEREOF. HOWEVER, THE OFFER IS SUBJECT TO VARIOUS OTHER CONDITIONS, INCLUDING, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER A NUMBER OF SHARES (EXCLUDING ANY SHARES TENDERED PURSUANT TO GUARANTEED DELIVERY PROCEDURES THAT HAVE NOT BEEN “RECEIVED” (AS DEFINED IN SECTION 251(H) OF THE DGCL), AS FURTHER DESCRIBED IN THIS OFFER TO PURCHASE) THAT, WHEN ADDED TO THE SHARES (IF ANY) BENEFICIALLY OWNED BY PARENT OR PURCHASER, WOULD REPRESENT AT LEAST A MAJORITY OF THE SHARES THEN OUTSTANDING (DETERMINED ON A FULLY-DILUTED BASIS ASSUMING THE CONVERSION OR EXERCISE OF ALL DERIVATIVE SECURITIES THAT ARE OR WILL BE VESTED AS OF THE TIME OF THE MERGER). IF THE NUMBER OF SHARES TENDERED IN THE OFFER IS INSUFFICIENT TO CAUSE THE MINIMUM CONDITION DESCRIBED ABOVE TO BE SATISFIED UPON EXPIRATION OF THE OFFER (TAKING INTO ACCOUNT ANY EXTENSIONS THEREOF), THEN (I) NEITHER THE OFFER NOR THE MERGER WILL BE CONSUMMATED AND (II) INVENTURE FOODS’ STOCKHOLDERS WILL NOT RECEIVE THE OFFER PRICE OR MERGER CONSIDERATION PURSUANT TO THE OFFER OR MERGER, AS APPLICABLE. A SUMMARY OF THE PRINCIPAL TERMS OF THE OFFER, INCLUDING THE CONDITIONS, APPEARS ON PAGES 1 THROUGH 8.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY BEFORE DECIDING WHETHER TO TENDER YOUR SHARES.

QUESTIONS, REQUESTS FOR ASSISTANCE AND REQUESTS FOR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY MAY BE DIRECTED TO THE INFORMATION AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE. STOCKHOLDERS ALSO MAY CONTACT THEIR BROKERS, DEALERS, BANKS, TRUST COMPANIES OR OTHER NOMINEES FOR ASSISTANCE CONCERNING THE OFFER.

November 15, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to American Stock Transfer & Trust Company, LLC (the “Depositary”), or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer – Section 3 – Procedures for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call D.F. King & Co., Inc. (the “Information Agent”), toll free, at (888) 280-6942 for assistance. See “The Offer – Section 3 –Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary prior to the expiration of the Offer (currently scheduled for one minute after 11:59 p.m., New York City time, on December 13, 2017, unless extended or earlier terminated), unless the procedures for guaranteed delivery described in “The Offer – Section 3 – Procedures for Tendering Shares” of this Offer to Purchase are followed.

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee who wish to participate in the Offer should contact such broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

* * *

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making any decision with respect to the Offer.

SUMMARY TERM SHEET

Heron Sub, Inc., a wholly-owned subsidiary of Utz Quality Foods, LLC, is offering to purchase all outstanding shares of common stock, par value $.01 per share, of Inventure Foods, Inc. (“Inventure Foods”) for $4.00 per share, net to the seller in cash, without interest but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal and pursuant to the Agreement and Plan of Merger, dated as of October 25, 2017, by and among Inventure Foods, Parent and Purchaser (as amended from time to time, the “Merger Agreement”). The following are some of the questions you, as an Inventure Foods stockholder, may have, and answers to those questions.

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed information contained in the remainder of this Offer to Purchase. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. This summary term sheet includes cross-references to other sections of this Offer to Purchase to direct you to the sections of the Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Unless the context otherwise requires, the terms “we,” “our” and “us” refer to Purchaser. The information concerning Inventure Foods contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Inventure Foods or has been taken from or is based upon publicly available documents or records of Inventure Foods on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy or completeness of such information.

Securities Sought	All of the outstanding shares (“Shares”) of common stock, par value $.01 per share, of Inventure Foods.

Price Offered Per Share	$4.00 per Share (the “Offer Price”), net to the seller in cash, without interest but subject to any required withholding taxes.

Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City time, on December 13, 2017, unless the Offer is extended or earlier terminated. See “The Offer –Section 1 –Terms of the Offer.”

Purchaser	Heron Sub, Inc. a Delaware corporation and a wholly-owned subsidiary of Utz Quality Foods, LLC (“Parent”), a Delaware limited liability company.

Inventure Foods’ Board of Directors Recommendation	The board of directors of Inventure Foods (the “Inventure Foods Board”) recommended that the stockholders of Inventure Foods accept the Offer and tender their Shares pursuant to the Offer.

Who is offering to buy my securities?

Our name is Heron Sub, Inc. We are a Delaware corporation formed for the sole purpose of making this tender offer for all of the outstanding shares of common stock of Inventure Foods and completing the process by which we will be merged with and into Inventure Foods. We are a wholly-owned subsidiary of Utz Quality Foods, LLC, a Delaware limited liability company. See the “Introduction” to this Offer to Purchase and “The Offer – Section 9 – Certain Information Concerning Purchaser, Parent and Controlling Persons.”

What securities are you offering to purchase?

We are offering to purchase all of the Shares, on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. We refer to each share of Inventure Foods common stock as a “Share.” See the “Introduction” to this Offer to Purchase and “The Offer – Section 1 – Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Inventure Foods. If the Offer is consummated, pursuant to the Merger Agreement, Parent intends, as soon as practicable (and in any event within three business days) after the satisfaction or waiver of the applicable conditions to the Merger, including the acceptance of Shares validly tendered and not withdrawn pursuant to the Merger, to cause Purchaser to merge with and into Inventure Foods (the “Merger”), with Inventure Foods continuing as the surviving corporation. Upon consummation of the Merger, Inventure Foods will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. See “The Offer – Section 12 –Purpose of the Offer; Plans for Inventure Foods; Stockholder Approval; Appraisal Rights.”

How much are you offering to pay for my securities and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $4.00 per Share net to the seller in cash, without interest but subject to any required withholding taxes. If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase, “The Offer – Section 2 – Acceptance for Payment and Payment for Shares” and “The Offer –Section 3 – Procedures for Tendering Shares.”

Do you have the financial resources to pay for the Shares?

Yes. We will have sufficient resources available to us to make the payment for your Shares. The aggregate purchase price of the Shares being sought in the Offer is approximately $79 million, and we estimate that the total purchase price paid by Purchaser will be approximately $165 million, consisting of the cost: (i) to purchase all outstanding Shares in the Offer; (ii) to provide funding for the consideration to be paid in the Merger; (iii) to refinance Inventure Foods’ debt; (iv) to pay related fees and expenses of Inventure Foods at the closing of the Offer and the Merger; and (v) to pay all other amounts that may become due and payable by Inventure Foods as a result of the Offer and the Merger. Parent will provide us with the necessary funds to pay for all of these amounts through cash on hand and the term loan that it has arranged, as described under “The Offer –Section 10 – Source and Amount of Funds.” Consummation of the Offer is not subject to any financing condition.

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares and the Offer Price is being paid solely in cash;

•	consummation of the Offer is not subject to any financing condition;

•	as described above, we, through Parent, will have sufficient funds to purchase all Shares validly tendered, and not validly withdrawn, in the Offer and to provide funding for the Merger, which is expected to occur as promptly as practicable (and in any event within three business days) following the satisfaction or waiver of the other conditions set forth in the Merger Agreement, including the acceptance of Shares validly tendered and not withdrawn pursuant to the Offer; and

•	if we consummate the Offer, we will acquire any remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price).

See “The Offer – Section 10 – Source and Amount of Funds.”

Is there an agreement governing the Offer?

Yes. Inventure Foods, Parent and Purchaser entered into the Merger Agreement. Pursuant to the Merger Agreement, the parties have agreed on, among other things, the terms and conditions of the Offer and, following consummation of the Offer, the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied and we consummate the Offer, we intend to effect the Merger without any vote or other action by the stockholders of Inventure Foods pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). See the “Introduction” to this Offer to Purchase and “The Offer – Section 13 – The Transaction Documents – The Merger Agreement.” See also “The Offer – Section 15 – Conditions to the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned on the satisfaction or waiver of, among other things, the following conditions:

•	there being validly tendered in the Offer and not validly withdrawn, prior to the expiration of the Offer (as it may be extended pursuant to and in accordance with the terms of the Merger Agreement, the “Expiration Time”), a number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL)) that, together with the Shares (if any) beneficially owned by Parent or Purchaser, represents at least a majority of the Shares then outstanding (determined on a fully-diluted basis assuming the conversion or exercise of all derivative securities that are or will be vested as of the time of the Merger) (the “Merger Effective Time” and such condition, the “Minimum Condition”); and

•	since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect (as defined in “The Offer – Section 15 – Conditions to the Offer”).

These conditions and the other conditions to the Offer are referred to, collectively, as the “Offer Conditions.” The other conditions to the Offer are described in “The Offer – Section 15 – Conditions to the Offer.” See also “The Offer – Section 16 – Certain Legal Matters; Regulatory Approvals.” Consummation of the Offer is not conditioned on obtaining financing or the funding thereof.

What does Inventure Foods’ board of directors think about the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the Inventure Foods Board. After careful consideration, the Inventure Foods Board has unanimously:

•	determined that the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Inventure Foods and its stockholders;

•	adopted and approved the Merger Agreement, declared it advisable to enter into the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL;

•	approved the execution, delivery and performance by Inventure Foods of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger;

•	elected that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL; and

•	recommended that the stockholders of Inventure Foods accept the Offer and tender their Shares to Purchaser pursuant to the Offer, on the terms and subject to the conditions of the Merger Agreement.

See the “Introduction” and “The Offer – Section 11 – Background of the Offer; Contacts with Inventure Foods.” We expect that a more complete description of the reasons for the Inventure Foods Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 prepared by Inventure Foods and filed with the SEC and mailed to all Inventure Foods stockholders.

How long do I have to decide whether to tender in the Offer?

You have until the initial Expiration Time at one minute after 11:59 p.m., New York City time, on December 13, 2017, to decide whether to tender your Shares in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. See “The Offer – Section 1 – Terms of the Offer.” If you cannot deliver everything required to make a valid tender to American Stock Transfer & Trust Company, LLC (the “Depositary”) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in “The Offer – Section 3 – Procedures for Tendering Shares.” Please be aware that if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, such institutions may establish their own earlier deadline for tendering Shares in the Offer.

Can the Offer be extended and, if so, under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to the rights of the parties to the Merger Agreement to terminate the Merger Agreement pursuant to its terms, if any of the Offer Conditions are not satisfied or waived at any scheduled Expiration Time, (i) Purchaser may extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, until such Offer Conditions are satisfied or waived, or (ii) upon written request of Inventure Foods, Purchaser will extend the Offer on up to two occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Conditions to be satisfied. Purchaser is also required to extend the Offer for any period required by applicable law and any interpretation or position of the SEC or the staff thereof or The Nasdaq Global Select Market (“Nasdaq”) or the staff thereof applicable to the Offer. However, in no event will we be required to, and without Inventure Foods’ prior written consent we may not, extend the Offer beyond the “Outside Date,” which shall be January 15, 2018; provided, however, that if on such date all of the Offer Conditions shall have been satisfied or shall be capable of being satisfied at such time, other than Offer Condition F (see “The Offer – Section 15 – Conditions to the Offer”) or there shall be a law or governmental order in effect that prohibits, enjoins or makes illegal consummating the Offer or the Merger, the Outside Date may be extended by either Parent or Inventure Foods for a period of 90 days; and provided, further, that the Outside Date may not be so extended more than twice. Additionally, Inventure Foods may not, without the prior written consent of Parent, request that the Offer be extended beyond the Outside Date. See “The Offer – Section 1 – Terms of the Offer” for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See “The Offer – Section 1 – Terms of the Offer.”

Will there be a Subsequent Offering Period?

We do not expect there to be a subsequent offering period after the Expiration Time; we expect that the Merger will occur as soon as practicable following the Expiration Time and the date and time at which Purchaser first accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer.

Have any Inventure Foods stockholders already agreed to tender their Shares in the Offer?

No. Purchaser did not request that any beneficial holders of Shares enter into a tender and support agreement concurrently with entering into the Merger Agreement.

How do I tender my Shares?

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate or uncertificated stock has been issued to you), you must complete and sign the Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificates and any other documents required in the Letter of Transmittal to the Depositary, or follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase. These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in “The Offer – Section 3 – Procedures for Tendering Shares” of this Offer to Purchase.

•	If you are a record holder and your stock is certificated but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call D.F. King & Co., Inc., (the “Information Agent”), toll free, at (888) 280-6942 for assistance.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See “The Offer – Section 3 – Procedures for Tendering Shares” for further details.

Until what time can I withdraw tendered Shares?

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the Expiration Time. Further, if we have not accepted your Shares for payment by January 14, 2018, the date which is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, you may withdraw them at any time after such date. Once we accept your tendered Shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See “The Offer – Section 4 – Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw Shares, you must deliver a written notice of withdrawal, or, with respect to an Eligible Institution (as defined in “The Offer – Section 3 – Procedures for Tendering Shares – Signature Guarantees”), a facsimile of one, which includes the required information, to the Depositary while you have the right to withdraw the Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange to withdraw the Shares. See “The Offer – Section 4 – Withdrawal Rights.”

When and how will I be paid for my tendered shares?

If the conditions to the Offer set forth in “The Offer – Section 15 – Conditions of the Offer” are satisfied or waived as of the Expiration Time, and we consummate the Offer, we will pay for all validly tendered and not validly withdrawn Shares as promptly as practicable after the Expiration Time.

We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer – Section 3 – Procedures for Tendering Shares”), a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a facsimile thereof) and any other required documents for such Shares.

Can holders of stock options, performance share units, restricted shares units, restricted shares and any other stock awards under any Inventure Foods employee equity incentive plans participate in the Offer?

The Offer is only for outstanding Shares, which includes any Inventure Foods restricted shares. Stock options to purchase Shares (“Inventure Stock Options”), performance share units (“Inventure PSUs”) and restricted share units (“Inventure RSUs”), in each case, issued under Inventure Foods’ 2005 Amended and Restated Equity Incentive Plan or 2015 Equity Incentive Plan or otherwise are not sought in or affected by the Offer.

However, pursuant to the Merger Agreement, at the Merger Effective Time:

•	Each Inventure Stock Option that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, shall be cancelled in consideration for the right to receive a cash payment, if any (without interest and less applicable withholding taxes) with respect thereto equal to the product of (i) the number of vested shares of Inventure Foods common stock (“Common Stock”) subject to such Inventure Stock Option as of immediately prior to the Merger Effective Time (including those whose vesting accelerates as of the Merger Effective Time), and (ii) the excess, if any, of the Merger Consideration over the exercise or base price per share of Common Stock subject to such Inventure Stock Option as of immediately prior to the Merger Effective Time.

•	Each Inventure RSU and each Inventure PSU that is outstanding as of immediately prior to the Merger Effective Time, whether vested or unvested, shall be cancelled in consideration for the right to receive, a cash payment, if any (without interest and less applicable withholding taxes) with respect thereto equal to the product of (i) the number of vested shares of Common Stock subject to such Inventure RSU or Inventure PSU as of immediately prior to the Merger Effective Time (including those whose vesting accelerates as of the Merger Effective Time), and (ii) the Merger Consideration (as defined below). For each Inventure PSU, the number of shares of Common Stock covered by the applicable award shall be determined in accordance with each participant’s Inventure PSU and by the Compensation Committee of the Inventure Foods Board.

Will the Offer be followed by a Merger if not all of the Shares are tendered in the Offer?

If we consummate the Offer, and accordingly acquire a number of Shares that, together with the Shares then owned by Parent and Purchaser, represent the Minimum Condition, we will complete the Merger pursuant to Section 251(h) of the DGCL without a vote of the stockholders of Inventure Foods. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted without Inventure Foods’ consent) to accept Shares for purchase in the Offer, nor will we be able to consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Inventure Foods will not be required to vote on the Merger and, if the Merger is consummated, will (if they do not otherwise properly demand appraisal rights under the DGCL) receive the same cash consideration, without interest but subject to any required withholding taxes, for their Shares as was payable in the Offer. Inventure Foods stockholders will be entitled to seek appraisal under the DGCL in connection with the Merger with respect to any Shares not tendered in the Offer.

For further information regarding the Merger, see “The Offer – Section 13 – The Transaction Documents –The Merger Agreement – The Merger.”

If the Offer is consummated, will Inventure Foods continue as a public company?

No. Promptly following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of the DGCL, after which the surviving corporation in the Merger will be a wholly-owned subsidiary of Parent and the Shares will no longer be publicly traded. For further information see “The Offer –Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger takes place, Inventure Foods stockholders not tendering their Shares in the Offer (other than Inventure Foods, any of its subsidiaries, Parent, us or any subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under the DGCL) will receive cash in an amount equal to the Offer Price, less any required withholding taxes. If we accept and purchase Shares in the Offer, we will consummate the Merger as soon as practicable without a vote of or any further action by the stockholders of Inventure Foods, pursuant to the DGCL. Therefore, if the Merger takes place and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares.

While we intend to consummate the Merger as soon as practicable after the satisfaction or waiver of the applicable conditions to the Merger, if the Merger does not take place and the Offer is consummated, there may be so few remaining stockholders and publicly traded shares that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for shares of Common Stock held by stockholders other than us. We cannot predict whether the reduction in the number of shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, such shares. Also, Inventure Foods may no longer be required to make filings with the SEC or otherwise may no longer be required to comply with the SEC rules relating to publicly held companies. See “The Offer – Section 7 – Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “The Offer – Section 13 – The Transaction Documents – The Merger Agreement.”

Assuming the Minimum Condition is satisfied and we purchase the tendered Shares in the Offer, no stockholder vote will be required to consummate the Merger, and we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See “The Offer – Section 12 – Purpose of the Offer; Plans for Inventure Foods; Stockholder Approval; Appraisal Rights – No Stockholder Approval.”

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights are available in connection with the Offer. However, pursuant to the DGCL, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares by the Court of Chancery of the State of Delaware and receive a cash payment of the “fair value” of their Shares as of the Merger Effective Time as determined by the Court of Chancery of the State of Delaware. The “fair value” of such Shares as of the Merger Effective Time may be more than, less than, or equal to the Offer Price. See “The Offer – Section 12 – Purpose of the Offer; Plans for Inventure Foods; Stockholder Approval; Appraisal Rights –Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On October 25, 2017, the last full trading day before a proposal to acquire Inventure Foods was publicly announced, the reported closing sale price of a Share reported on Nasdaq was $4.46. On November 14, 2017, the last full trading day before the commencement of the Offer, the reported closing sale price of a Share reported on Nasdaq was $3.98. You should obtain current market quotations before deciding whether to tender your Shares. See “Section 6 – Price Range of Shares; Dividends.”

What are the material United States federal income tax consequences of the Offer and the Merger?

If you are a U.S. Holder (as defined in “The Offer – Section 5 – Material United States Federal Income Tax Consequences”), the receipt of cash by you in selling your Shares pursuant to the Offer or the Merger will generally be a taxable transaction for United States federal income tax purposes. In general, if you are a U. S. Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in your Shares sold. Such gain or loss will generally be treated as long-term capital gain or loss if you have held your Shares for more than one year at the time of the sale. If you are a Non-U.S. Holder (as defined in “The Offer – Section 5 – Material United States Federal Income Tax Consequences”), you generally will not be subject to United States federal income tax with respect to the sale of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See “The Offer – Section 5 – Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the application and effect of any state, local or non-United States tax laws.

With whom can I talk if I have questions about the Offer?

You can call D.F. King & Co., Inc., the Information Agent, toll-free at (888) 280-6942. See the back cover of this Offer to Purchase.

To the Stockholders of Inventure Foods:

INTRODUCTION

Heron Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Utz Quality Foods, LLC, a Delaware limited liability company (“Parent”), is offering to purchase all of the outstanding shares (the “Shares”) of common stock, par value $.01 per share (“Common Stock”), of Inventure Foods, Inc., a Delaware corporation (“Inventure Foods”), for $4.00 per Share (the “Offer Price”), net to the seller in cash, without interest but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). Unless the context requires otherwise, the terms “we,” “our” and “us” refer to Purchaser. The Offer and withdrawal rights will expire at one minute after 11:59 P.M., New York City time, on December 13, 2017, unless the Offer is extended in accordance with the terms of the Merger Agreement.

We are making the Offer pursuant to the Agreement and Plan of Merger, dated as of October 25, 2017 (as amended from time to time, the “Merger Agreement”), among Inventure Foods, Parent and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable (and in any event within three business days) following the satisfaction or waiver of the other conditions set forth in the Merger Agreement, including the acceptance of Shares validly tendered and not withdrawn pursuant to the Offer, Purchaser will merge with and into Inventure Foods (the “Merger”), with Inventure Foods continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the time of the Merger (the “Merger Effective Time”), all outstanding Shares (other than (i) Shares (if any) beneficially owned by Inventure Foods, any of its subsidiaries, Parent, Purchaser, or any subsidiary of Parent immediately prior to the Merger Effective Time, or (ii) Shares held by any stockholder that has properly exercised appraisal rights under the DGCL) will be converted in the Merger into the right to receive from the surviving corporation an amount in cash equal to the price per Share paid in the Offer (the “Merger Consideration”), without interest but subject to any required withholding taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in “The Offer – Section 13 – The Transaction Documents – The Merger Agreement – Conditions to the Merger.” “The Offer – Section 13 – The Transaction Documents – The Merger Agreement” contains a more detailed description of the Merger Agreement.

If you are the record holder of your Shares (i.e., a stock certificate or uncertificated stock has been issued to you), you will not be required to pay brokerage fees, commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of Shares for cash pursuant to the Offer. However, if you do not complete and sign the IRS Form W-9 that is included in the Letter of Transmittal or the appropriate IRS Form W-8, as applicable, you may be subject to backup withholding at a rate of 28% on the gross proceeds payable to you. See “The Offer – Section 3 – Procedures for Tendering Shares – Backup Withholding.” Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their broker, dealer, commercial bank, trust bank or other nominee to determine if they will be charged any transaction fees. We will pay all charges and expenses of American Stock Transfer & Trust Company, LLC (the “Depositary”) and D.F. King & Co., Inc. the information agent for the Offer (the “Information Agent”) incurred in connection with the Offer. See “The Offer – Section 17 – Fees and Expenses.”

The Offer is being made only for issued and outstanding Shares, which includes any Inventure Foods restricted shares. Stock options to purchase Shares (“Inventure Stock Options”), performance share units (“Inventure PSUs”) and restricted share units (“Inventure RSUs”), in each case issued under Inventure Foods’ 2005 Amended and Restated Equity Incentive Plan or 2015 Equity Incentive Plan (collectively, as amended, the “Inventure Stock Plans”) or otherwise, are not sought in or affected by the Offer. However, holders of

Inventure Stock Options, Inventure PSUs and Inventure RSUs are entitled to cash payments to the extent provided under the Merger Agreement. See “The Offer – Section 13 – The Transaction Documents – The Merger Agreement – Inventure Stock Options, Inventure PSUs and Inventure RSUs” for a discussion of the treatment of Inventure Stock Options, Inventure PSUs and Inventure RSUs in the Merger.

The Inventure Foods board of directors (the “Inventure Foods Board”) has unanimously (i) determined that the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Inventure Foods and its stockholders, (ii) adopted and approved the Merger Agreement, declared it advisable to enter into the Merger Agreement and approved the transactions contemplated by the Merger Agreement, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iii) approved the execution, delivery and performance by Inventure Foods of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iv) elected that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL, and (iv) recommended that the stockholders of Inventure Foods accept the Offer and tender their Shares to Purchaser pursuant to the Offer, on the terms and subject to the conditions of the Merger Agreement.

Inventure Foods will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to holders of Shares. The Schedule 14D-9 will include a more complete description of the Inventure Foods Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and, therefore, stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is not subject to any financing condition. The Offer is conditioned on the satisfaction or waiver of, among other things the following conditions:

•	there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL)) that number of shares, which together with the Shares (if any) beneficially owned by Parent or Purchaser represents at least a majority of the Shares then outstanding (determined on a fully-diluted basis assuming the conversion or exercise of all derivative securities that are or will be vested as of the Merger Effective Time) (the “Minimum Condition”); and

•	since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect.

Other conditions to the Offer are described in “The Offer – Section 15 – Conditions to the Offer.” See also “The Offer – Section 16 – Certain Legal Matters; Regulatory Approvals.”

According to Inventure Foods, as of October 25, 2017, the most recent practicable date, there were (i) 19,827,000 Shares issued and outstanding (not including shares held in treasury), (ii) 367,957 shares of Common Stock held by Inventure Foods in its treasury, (iii) no shares of Inventure Foods’ preferred stock are issued and outstanding, (iv) Inventure PSUs with respect to an aggregate of 183,021 shares of Common Stock based on achievement of applicable performance criteria at the maximum level are issued and outstanding, (v) Inventure Stock Options with respect to an aggregate of 550,822 shares of Common Stock (including Inventure Stock Options with respect to an aggregate of 224,550 shares of Common Stock that are exercisable at a price below the Offer Price) are issued and outstanding, (vi) Inventure RSUs with respect to an aggregate of 414,629 shares of Common Stock are issued and outstanding, and (vii) an aggregate of 577,675 shares of Common Stock are reserved and available for issuance pursuant to the Inventure Stock Plans (assuming maximum level achievement of outstanding Inventure PSUs).

Assuming no additional Shares are issued prior to the expiration of the Offer (other than upon exercise of any currently outstanding Inventure Stock Options), we anticipate that the Minimum Condition would be satisfied if approximately 10,188,912 Shares are validly tendered pursuant to the Offer and not withdrawn prior to the date and time at which Purchaser first accepts for payment Shares validly tendered and not withdrawn pursuant to the Offer (the “Acceptance Time”) (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL)).

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the conditions to the Offer (including the Minimum Condition) are satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the vote of Inventure Foods’ stockholders.

Certain material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in “The Offer – Section 5 – Material United States Federal Income Tax Consequences.”

No appraisal rights are available in connection with the Offer. Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Inventure Foods will be entitled to seek appraisal under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See “The Offer – Section 12 – Purpose of the Offer; Plans for Inventure Foods; Stockholder Approval; Appraisal Rights – Appraisal Rights.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE YOU MAKE A DECISION WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for all of the Shares that are validly tendered and not withdrawn in accordance with the procedures set forth in “– Section 3 –Procedures for Tendering Shares” at or prior to the Expiration Time. “Expiration Time” means one minute after 11:59 p.m., New York City time, on December 13, 2017, unless extended or earlier terminated, in which event “Expiration Time” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in “– Section 15 – Conditions to the Offer.” Purchaser may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the conditions described in “– Section 15 – Conditions to the Offer” are not satisfied or waived. See “– Section 13 – The Transaction Documents – The Merger Agreement – Termination.”

The Offer is subject to the conditions set forth in “– Section 15 – Conditions to the Offer” (the “Offer Conditions”), which include, among other things, the (i) satisfaction of the Minimum Condition and (ii) since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect. Subject to the satisfaction or waiver of the conditions to the Offer, we will accept and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after the Expiration Time.

Subject to the rights of the parties to the Merger Agreement to terminate the Merger Agreement pursuant to its terms, if any of the Offer Conditions are not satisfied or waived at any scheduled Expiration Time, (i) Purchaser may extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, until such Offer Conditions are satisfied or waived, or (ii) upon written request of Inventure Foods, Purchaser will extend the Offer on one or more occasions (not to exceed two in total) for an additional period of up to ten business days per extension, to permit such Offer Conditions to be satisfied. Purchaser is also required to extend the Offer for any period required by applicable law and any interpretation or position of the SEC or its staff or Nasdaq or its staff applicable to the Offer. However, in no event will Purchaser be required to, and without Inventure Foods’ prior written consent Purchaser may not, extend the Offer beyond the “Outside Date,” which shall be January 15, 2018; provided, however, that if on such date all of the Offer Conditions shall have been satisfied or shall be capable of being satisfied at such time, other than Offer Condition F (see “– Section 15 – Conditions to the Offer”) or there shall be a law or governmental order in effect that prohibits, enjoins or makes illegal consummating the Offer or the Merger, the Outside Date may be extended by either Parent or Inventure Foods for a period of 90 days; and provided, further, that the Outside Date may not be so extended more than twice Additionally, Inventure Foods may not, without the prior written consent of Parent, request that the Offer be extended beyond the Outside Date.

There can be no assurance that Purchaser will exercise any right to extend the Offer or that Purchaser will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See “– Section 4 – Withdrawal Rights.”

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right to increase the Offer Price, waive any Offer Condition or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, unless otherwise provided in the Merger Agreement or previously approved in writing by Inventure Foods, Purchaser may not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) waive or change the Minimum Condition, (iv) add to, amend or modify any Offer Condition in a manner adverse in any material respect to the holders of the Shares, (v) extend or otherwise change the expiration date of the Offer, except as otherwise described under “– Section 13 – The Transaction Documents – The Merger Agreement – Initial

Expiration of the Offer; Extensions of the Offer” below, (vi) change the form of consideration payable in the Offer in any material respect, (vii) otherwise amend, modify or supplement the terms of the Offer described in “– Section 15 – Conditions to the Offer” in a manner adverse to the holders of Shares, (viii) provide any “subsequent offering period” (or extension thereof) within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (ix) take any action (or fail to take any action) that breaches the Merger Agreement with the result that the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL.

Subject to the foregoing paragraph, if we make a material change to the terms of the Offer or waive a material condition to the Offer, we will extend the Offer and disseminate additional tender offer materials, in each case, to the extent required by applicable law. The minimum period during which a tender offer must remain open following material changes in the terms of the offer, other than a change in the consideration offered or a change in percentage of securities sought, depends upon the facts and circumstances, including the materiality of the changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of ten business days following such change to allow for adequate disclosure to Inventure Foods stockholders. If, prior to the Expiration Time, Purchaser increases the consideration being paid for Shares accepted for payment pursuant to the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased pursuant to the Offer, whether or not such Shares were tendered prior to the announcement of the increase in consideration.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions have not been satisfied or upon the occurrence of any of the events set forth in “– Section 13 – The Transaction Documents – The Merger Agreement – Termination.” Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer, but Parent and Purchaser are prohibited from terminating the Offer prior to any then-scheduled Expiration Time without the prior written consent of Inventure Foods, unless the Merger Agreement has been terminated in accordance with its terms.

As soon as practicable (and in any event within three business days) after the Acceptance Time, Purchaser and Parent expect to complete the Merger without a vote of the stockholders of Inventure Foods pursuant to Section 251(h) of the DGCL.

Inventure Foods has provided us with its stockholder list, security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay for, promptly after the Expiration Time, all of the Shares that were validly tendered and not withdrawn at or prior to the

Expiration Time. Subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares, pending receipt of regulatory or governmental approvals specified in “– Section 16 – Certain Legal Matters; Regulatory Approvals.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, Purchaser’s obligation to make such payment will be satisfied in full, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined below)), (ii) a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually signed facsimile thereof), with any required signature guarantees, or, in connection with a book-entry transfer of Shares held of record by a clearing corporation as nominee, an Agent’s Message (defined in “ – Section 3 – Procedures for Tendering Shares – Book-Entry Delivery”) in lieu of the Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “ – Section 3 – Procedures for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

For the purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

Under no circumstances will we pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Shares tendered by Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary or unless otherwise mutually agreed by Inventure Foods and us.

If we do not accept for payment any tendered Shares pursuant to the Offer for any reason, or if you submit certificates for more Shares than are tendered, we will return certificates (or cause to be issued new certificates) representing unpurchased or untendered Shares, without expense to you (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in “Section 3 – Procedures for Tendering Shares,” the Shares will be credited to an account maintained at the Depository Trust Company or DTC (the “Book-Entry Transfer Facility”), promptly following the expiration, termination or withdrawal of the Offer).

We reserve the right to transfer or assign, in whole or from time to time in part, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

3.	Procedures for Tendering Shares

Valid Tender of Shares

Except as set forth below, in order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or, with respect to Eligible Institutions, a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees or, in the case of Shares held in book-

entry form by a clearing corporation as nominee, an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Time and either (i) you must deliver certificates for the Shares representing tendered Shares to the Depositary or you must cause your Shares to be tendered pursuant to the procedure for book-entry transfer set forth below and the Depositary must receive timely confirmation of the book-entry transfer of the Shares into the Depositary’s account at the Book-Entry Transfer Facility or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, including through the Book-Entry Transfer Facility, and all other required documents, is at your election and sole risk, and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend that you use registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Time. In all cases, you should allow sufficient time to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered, (ii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal, and (iii) when the Shares are accepted for payment by us, we will acquire good and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not be subject to any adverse claims.

Book-Entry Delivery

The Depositary has established or will establish an account with respect to the Shares for the purposes of the Offer at the Book-Entry Transfer Facility. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or, in the case of Shares held of record in book-entry form by a clearing corporation as nominee, an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant. An Agent’s Message may only be used in lieu of the Letter of Transmittal for Shares held of record in book-entry form by a clearing corporation as nominee.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Time. Delivery of the enclosed Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Securities Transfer Agents Medallion Program, the Stock Exchanges Medallion Program and the New York Stock Exchange, Inc. Medallion Signature Program or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed either the box labeled “Special Payment Instructions” or the box labeled “Special Delivery Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, then the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary or cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary by the Expiration Time; and

•	the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or, with respect to Eligible Institutions, transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

Binding Agreement

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions to the Offer.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares in accordance with the terms of the Offer. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all of your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Inventure Foods’ stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Inventure Foods’ stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares (which power we may delegate in whole or in part to the Depositary), and our determination will be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waive any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Backup Withholding

If you are a U.S. Holder (as defined in “– Section 5 – Material United States Federal Income Tax Consequences”), the Depositary generally will be required to withhold at the applicable backup withholding rate (currently 28%) from any payments made to you pursuant to the Offer, unless you provide the Depositary with your correct taxpayer identification number and certify that you are not subject to such backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from backup withholding. In addition, if you do not provide the correct taxpayer identification number or fail to provide the certifications described herein, you may be subject to penalties imposed by the Internal Revenue Service (“IRS”). If you are a Non-U.S. Holder (as defined in “– Section 5 – Material United States Federal Income Tax Consequences”), you generally will not be subject to backup withholding if you certify your non-U.S. status on the appropriate IRS Form W-8. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your United States federal income tax liability, provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as described in this Section 4, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Time and, if such Shares have not yet been accepted for payment as provided herein, any time after

January 14, 2018, which is 60 days from the date of the commencement of the Offer, but only in accordance with the procedures described in this Section 4.

If we extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.

For your withdrawal to be effective, a written or, with respect to an Eligible Institution, facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the proper withdrawal of those Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in “– Section 3 – Procedures for Tendering Shares.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waive any such defect or irregularity or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction, our determination will be final and binding.

5.	Material United States Federal Income Tax Consequences

The following discussion summarizes material United States federal income tax consequences to U.S. Holders and Non-U.S. Holders (in each case, as defined below) who sell Shares for cash pursuant to the Offer or the Merger, and is based upon present law (which may change, possibly with retroactive effect). This summary does not purport to be a comprehensive analysis or description of all potential United States federal income consequences of the Offer and the Merger that may be relevant to you in light of your particular circumstances. Due to the individual nature of tax consequences, you are urged to consult with, and rely only on, your tax advisor as to the specific tax consequences to you of the sale of Shares pursuant to the Offer or the Merger, including the effects of applicable state, local, non-United States and other tax laws. The following discussion applies only if you hold your Shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) and assumes that the Shares are not United States real property interests within the meaning of Section 897 of the Code. This discussion may not apply if you acquired your Shares pursuant to the exercise of stock options or are a person otherwise subject to special tax treatment under the Code, including but not limited to financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, dealers or traders in securities or currencies; persons that actually or constructively own 5% or more of the Shares; persons that hold Shares as part of a position in a straddle or a hedging, conversion or integrated transaction for United States federal income tax purposes; persons that have a functional currency other than the U.S. dollar; and persons that received their Shares as compensation for the performance of services. This summary does not address any aspect of the alternative minimum tax, the Medicare tax on net investment income, United States federal gift or estate tax, state, local or non-United States tax or any United States federal non-income tax consequences of the Offer and the Merger.

This summary is based on the Code, applicable regulations, administrative pronouncements and judicial decisions, each as in effect on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect, or differing interpretations by the IRS or a court, which could affect the tax consequences described herein. You should seek advice based on your particular circumstances from an independent tax advisor.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the material United States federal income tax consequences relevant to a beneficial owner of Shares that is a citizen or individual resident of the United States, a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia, or an estate or trust the income of which is subject to United States federal income taxation regardless of its source (a “U.S. Holder”). If a partnership for United States federal income tax purposes (a “partnership”) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Persons holding Shares through a partnership should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or the Merger.

Your sale of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you sell Shares pursuant to the Offer or the Merger, you will recognize gain or loss equal to the difference between the amount of cash you receive and the adjusted tax basis in such Shares sold. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired for the same cost in a single transaction) sold pursuant to the Offer or the Merger. Such gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if your holding period for the Shares is more than one year as of the date of the sale of such Shares. Long-term capital gains of noncorporate taxpayers generally are subject to United States federal income tax at preferential rates. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

The following is a summary of the material United States federal income tax consequences that will apply if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of Shares that is not a U.S. Holder or a partnership.

Payments made to a Non-U.S. Holder with respect to Shares sold for cash in the Offer or the Merger generally will not be subject to United States federal income tax, unless (i) the gain, if any, on Shares is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States), in which event (a) the Non-U.S. Holder generally will be subject to United States federal income tax as described under “U.S. Holders” (but such Non-U.S. Holder should provide an IRS Form W-8ECI instead of an IRS Form W-9) and (b) if the Non-U.S. Holder is a corporation, it may also be subject to branch profits tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) or (ii) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year of sale and certain other conditions are met, in which event the Non-U.S. Holder will be subject to tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the sale of the Shares, net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year.

Information Reporting and Backup Withholding

Proceeds from the sale of Shares pursuant to the Offer or the Merger generally are subject to information reporting, and may be subject to backup withholding at the applicable rate (currently 28%) if you fail to provide a valid taxpayer identification number or fail to comply with certain certification procedures or otherwise fail to establish an exemption from backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be refunded or credited against your United States federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service. See “– Section 3 – Procedures for Tendering Shares – Backup Withholding.”

The tax discussion set forth above is included for general information only and is not tax advice. The tax consequences of the Offer and Merger to you may vary depending upon, among other things, your particular circumstances. You are urged to consult your tax advisor to determine the particular tax consequences to you of the Offer and Merger, including the applicability and effect of state, local and non-United States and other tax laws.

6.	Price Range of Shares; Dividends

The Shares are listed and principally traded on Nasdaq under the symbol “SNAK”.

The following table sets forth for the periods indicated the high and low intraday sales prices per Share on Nasdaq for the periods indicated, as reported in published financial sources:

	High		Low
Quarter Ended
2017	$		$
Fourth Quarter (through October 25, 2017)		5.43		4.10
Third Quarter		4.88		2.95
Second Quarter		4.89		3.31
First Quarter		10.03		3.69
2016
Fourth Quarter		10.15		7.36
Third Quarter		9.75		7.11
Second Quarter		8.25		5.25
First Quarter		7.35		4.91
2015
Fourth Quarter		9.82		6.57
Third Quarter		11.24		7.93
Second Quarter		12.32		8.51
First Quarter		13.08		9.60

On October 25, 2017, the last full trading day before our proposal to acquire Inventure Foods was publicly announced, the reported closing sale price of a Share reported on Nasdaq was $4.46. On November 14, 2017, the last full trading day before the date of this Offer to Purchase, the reported closing sale price of a Share reported on Nasdaq was $3.98.

Inventure Foods has never declared or paid any dividends on its common stock. Under the terms of certain debt agreements, Inventure Foods’ ability to declare and pay dividends is restricted. Further, pursuant to the Merger Agreement, Inventure Foods has agreed not to declare or pay any dividends on its common stock without the prior written consent of Parent. See “– Section 14 – Dividends and Distributions.”

Before deciding whether to tender, you should obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations

Possible Effects of the Offer on the Market for the Shares

While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the number of stockholders, and the number of Shares that are still in the hands of the public, may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer.

Stock Exchange Listing

The Shares are currently listed on Nasdaq and trade under the symbol “SNAK.” Immediately following the consummation of the Merger (which is expected to occur as soon as practicable following consummation of the Offer), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, we will cause Inventure Foods to de-list the Shares from Nasdaq.

In addition, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq after consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on Nasdaq, the market for the Shares could be adversely affected.

If Nasdaq were to delist the Shares (which we intend to cause Inventure Foods to seek if we acquire control of Inventure Foods and the Shares no longer meet the criteria for continued listing on Nasdaq), it is possible that the Shares would trade on another securities exchange or in the over-the-counter market and that price quotations for the Shares would be reported by such exchange or through other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders and the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Registration under the Exchange Act

The Shares are currently registered under the Exchange Act. While we intend to consummate the Merger as soon as practicable after consummation of the Offer, if the Offer is consummated but the Merger does not occur, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Inventure Foods to the SEC if the Shares are neither listed on a “national securities exchange” (such as Nasdaq) nor held by 300 or more holders of record. We intend to seek to cause Inventure Foods to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Inventure Foods to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) thereof, the requirement to furnish a proxy statement pursuant to Section 14(a) thereof in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders, and the requirements of Rule 13e-3 thereof with respect to “going private” transactions, no longer applicable to Inventure Foods. Furthermore, “affiliates” of Inventure Foods and persons holding “restricted securities” of Inventure Foods may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for stock exchange listing.

Following the purchase of Shares in the Offer and subject to the satisfaction or waiver of the remaining conditions contained in the Merger Agreement, we will consummate the Merger as soon as practicable, following which the Shares will no longer be publicly owned. We intend to take steps to cause the termination of the registration of Shares under the Exchange Act as promptly as practicable after the Merger.

Margin Regulations

The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, following the purchase of Shares pursuant to the Offer, the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8.	Certain Information Concerning Inventure Foods

Except as specifically set forth in this Offer to Purchase, the information concerning Inventure Foods contained in this Offer to Purchase has been taken from or is based upon information furnished by Inventure Foods or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information below is qualified in its entirety by reference to Inventure Foods’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate any statements contained herein based on such documents and records are untrue. However, none of Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning Inventure Foods, whether furnished by Inventure Foods or contained in such documents and records, or for any failure by Inventure Foods to disclose events that may have occurred or that may affect the significance or accuracy of any such information that is unknown to Purchaser or any of its affiliates or assigns, the Information Agent or the Depositary, as applicable.

General. According to Inventure Foods’ Annual Report on Form 10-K for the year ended December 31, 2016 (the “Inventure Foods 10-K”), Inventure Foods was originally incorporated in the State of Delaware in February 1995 under the name “Poore Brothers Holdings, Inc.” and changed its name to “Poore Brothers, Inc.” in March 1995. Inventure Foods further changed its name to “The Inventure Group, Inc.” in May 2006 and changed its name to “Inventure Foods, Inc.” in May 2010. According to the Inventure Foods 10-K, the principal executive offices of Inventure Foods are located at 5415 East High Street, Suite 350, Phoenix, Arizona 85054 and its telephone number is (623) 932-6200. According to the Inventure Foods 10-K, Inventure Foods is a leading marketer and manufacturer of healthy/natural and indulgent specialty snack food brands.

Additional Information. Inventure Foods is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file and furnish reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Inventure Foods’ business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Inventure Foods’ securities, any material interests of such persons in transactions with Inventure Foods, and other matters are required to be disclosed in proxy statements and periodic reports distributed to Inventure Foods’ stockholders and filed or furnished with the SEC. Such reports, proxy statements and other information are available for inspection at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, such as Inventure Foods, who file electronically with the SEC. The address of that website is http://www.sec.gov.

9.	Certain Information Concerning Purchaser, Parent and Controlling Persons

We are a wholly-owned subsidiary of Parent. Purchaser is a Delaware corporation incorporated on October 23, 2017. To date, Purchaser has engaged in no activities other than those incidental to its formation, the commencement of the Offer and the entering into of the Merger Agreement. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Inventure Foods will continue as the surviving corporation in the Merger as a wholly-owned subsidiary of Parent. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

Parent was founded in 1921 and was incorporated as a Pennsylvania corporation in March 1947 under the name Utz Potato Chip Co., Inc. and in March 1998 Parent changed its name to Utz Quality Foods, Inc. In September 2016 Parent converted into a Delaware limited liability company and changed its name to Utz Quality Foods, LLC. Parent is the largest privately-held and family-managed branded salty snack company in the United States, producing a full line of products including potato chips, pretzels, cheese snacks, corn chips, tortillas, veggie stix/straws, popcorn, onion rings and pork skins. Its brands include Utz®, Golden Flake®, Zapp’s®, “Dirty”® Potato Chips, Good Health®, Bachman®, Bachman Jax®, Wachusett® and Snikiddy® among others. All of the equity of Parent is owned directly or indirectly by Delaware limited liability companies controlled by UQF Holdings, Inc. (“UQF”), a Pennsylvania corporation. The principal business activity of UQF is to hold indirectly the equity interests of Parent.

The principal executive offices for each of Purchaser, Parent and UQF are located at 900 High Street, Hanover, PA 17331 and their telephone number is (717) 637-6644. The name, business address, current principal occupation or employment, five-year employment history and citizenship of each director, manager and executive officer of Purchaser, Parent and UQF, as applicable, and certain other information are set forth on Schedule I hereto.

Except as set forth elsewhere in this Offer to Purchase or Schedule I hereto: (i) none of Purchaser, Parent, or UQF (collectively, the “Bidder Group”), or, to the knowledge of the members of the Bidder Group after due inquiry, the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has a right to acquire any Shares or any other equity securities of Inventure Foods; (ii) none of the members of the Bidder Group or, to the knowledge of the members of the Bidder Group after due inquiry, the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of Inventure Foods during the past 60 days; (iii) none of the members of the Bidder Group or, to the knowledge of the members of the Bidder Group after due inquiry, the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Inventure Foods (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between the members of the Bidder Group or, to the knowledge of the members of the Bidder Group after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Inventure Foods or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between the members of the Bidder Group or, to the knowledge of the members of the Bidder Group after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Inventure Foods or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation, acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of Inventure Foods; (vi) none of the members of the Bidder Group or, to the knowledge of the members of the Bidder Group after due inquiry, the persons listed in Schedule I to this Offer to Purchase has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); and (vii) none of the members of the Bidder Group or, to the knowledge of the members of the Bidder Group after due inquiry, the persons listed in Schedule I to this Offer to Purchase has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining that person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. These filings are also available to the public on the SEC’s web site at http://www.sec.gov.

10.	Source and Amount of Funds

The aggregate purchase price of the Shares being sought in the Offer is approximately $79 million, and we estimate that the total purchase price paid by Purchaser will be approximately $165 million, consisting of the cost: (i) to purchase all outstanding Shares in the Offer; (ii) to provide funding for the consideration to be paid in the Merger; (iii) to refinance Inventure Foods’ debt; (iv) to pay related fees and expenses of Inventure Foods at the closing of the Offer and the Merger; and (v) to pay all other amounts that may become due and payable by Inventure Foods as a result of the Offer and the Merger.

As provided in Parent’s credit agreement, Parent has requested a term loan of $150 million (the “Term Loan”) to fund purchase of the Shares pursuant to the Offer and the Merger, as well as the majority of other expected costs described above. Parent will use cash on hand and borrowings under its existing line of credit to fund the remaining amount of such costs. Bank of America, N.A. has provided Parent a commitment letter to provide the entire amount of the Term Loan, which may be syndicated to other lenders.

The Term Loan will be secured by substantially all of the non-real property assets of Parent and its subsidiaries, which, after the Merger, will include Inventure Foods, as the surviving corporation in the Merger. The scheduled maturity of the Term Loan will be January 20, 2022. Amounts outstanding under the Term Loan will bear interest at a rate per annum equal to, at the option of Parent, (i) the highest of (a) the prime rate of Manufacturers and Traders Trust Company, (b) a rate equal to the federal funds effective rate plus 0.50% per annum and (c) the one-month LIBOR rate plus 1.0%, or (ii) the LIBOR rate for various interest periods, in each case plus a margin that fluctuates based upon the leverage ratio of Parent and its subsidiaries.

The Term Loan will contain representations and warranties customary for facilities of this nature, including as to financial condition; litigation; no conflict with material agreements; compliance with law; payment of taxes; ERISA; and solvency.

Parent is exploring the feasibility of refinancing all of its indebtedness, which, if it occurs, would include the Term Loan.

We do not believe our financial condition or the financial condition of Parent is relevant to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares and the Offer Price is being made solely for cash, (ii) consummation of the Offer is not subject to any financing condition, (iii) as described above, we, through Parent, expect to have sufficient funds to purchase all Shares validly tendered and not validly withdrawn, in the Offer and to provide funding for the Merger, which is expected to occur as promptly as practicable (and in any event within three business days) following the satisfaction or waiver of the other conditions set forth in the Merger Agreement, including the acceptance of Shares validly tendered and not withdrawn pursuant to the Offer, and (iv) if we consummate the Offer, we will acquire all remaining Shares in the Merger for the same cash price as was paid in the Offer (i.e., the Offer Price).

11.	Background of the Offer; Contacts with Inventure Foods

The following is a description of significant contacts between representatives of Parent and Purchaser, on the one hand, and representatives of Inventure Foods, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of Inventure Foods’ activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which will be filed by Inventure Foods with the SEC and is being mailed to stockholders concurrently with this Offer to Purchase. The information set forth below regarding Inventure Foods and not involving Parent or Purchaser was provided by Inventure Foods, and none of Parent, Purchaser or any of their affiliates or representatives assumes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser or any of their affiliates or representatives participated.

Background of the Offer

Parent engages in discussions with regard to potential transactions involving acquisitions of public and private snack products companies, both in response to company-initiated processes as well as independent of existing sale processes. Parent is well-known by industry leaders as a potential acquirer. Consistent with Parent’s practice, over the past several years Parent has at various times had discussions regarding a potential acquisition of Inventure Foods.

For example, on July 7, 2015, following initial conversations between senior management of Inventure Foods, on the one hand, and representatives of Parent, on the other hand, Parent and Inventure Foods executed a mutual non-disclosure agreement regarding a potential transaction between Parent and Inventure Foods. Between July 2015 and October 2015, Parent and Inventure Foods had sporadic preliminary conversations regarding a potential transaction.

In late August 2016, Rothschild Inc. (“Rothschild”), Inventure Foods’ financial advisor, contacted Parent to seek its interest in a potential transaction with Inventure Foods. Parent expressed interest in potentially participating in the process.

On September 26, 2016, Parent and Inventure Foods executed the Confidentiality Agreement (as defined below). After execution of the Confidentiality Agreement, Rothschild provided Parent a confidential information memorandum as well as access to a virtual data room (the “Virtual Dataroom”) for the first phase of Inventure Foods’ acquisition process.

On September 26, 2016, Parent submitted to Inventure Foods a first phase preliminary indication of interest to acquire the Snack Products Segment (as defined below) for $175 million to $225 million in total value.

On October 12, 2016, members of Inventure Foods’ senior management and representatives of Rothschild met at the Phoenix office of DLA Piper LLP (US) (“DLA Piper”), Inventure Foods’ legal counsel, with members of the senior management of Parent and Parent’s financial advisor, Stephens Inc. (“Stephens”). During the meeting, members of Inventure Foods’ senior management made presentations and discussed the snack products segment of Inventure Foods (the “Snack Products Segment”), which produces potato chips, kettle chips, potato crisps, potato skins, pellet snacks, sheeted dough products and extruded products for sale primarily to snack food distributors and retailers. The parties also discussed Inventure Foods’ frozen products segment (the “Frozen Products Segment”), which prior to Inventure Foods’ divestiture of this product line, produced frozen fruits, frozen vegetables, vegetable blends, beverages and frozen desserts for sale primarily to grocery stores, club stores and mass merchandisers. The Frozen Products Segment consisted of Inventure Foods’ frozen vegetable business (which was sold to The Pictsweet Company on March 23, 2017) and its frozen fruits, vegetable blends, beverages, and frozen desserts business (the “Frozen Fruit Business”) (which was sold to Oregon Potato Company on September 22, 2017).

During October 2016 numerous due diligence sessions were held among Inventure Foods, Parent and their respective advisors and additional documents were posted by Inventure Foods to the Virtual Dataroom in response to Parent’s due diligence requests.

During the week of November 15, 2016, representatives of Rothschild communicated to Parent the decision of the Inventure Foods Board to proceed to a second phase, asked Parent to update and clarify the terms of its offer and informed Parent that the deadline for the submission of final bids was December 1, 2016.

On December 1, 2016, Parent submitted a revised preliminary indication of interest to acquire the Snack Products Segment for $133 million in total enterprise value on a debt-free, cash-free basis.

On December 2, 2016, representatives of Rothschild called senior management of Parent and Stephens to relay the determination of the Inventure Foods Board not to proceed with Parent’s indication of interest.

On April 8 and April 11, 2017, a member of the Inventure Foods Board and representatives of Stephens discussed on a phone call the status of Inventure Foods’ strategic alternatives and Inventure Foods’ desire to reengage Parent as a potential bidder.

On April 23, 2017, representatives of Rothschild had a telephonic meeting with members of management of Parent regarding the status of Inventure Foods’ strategic alternatives. Parent’s management indicated that at the present time, Parent was focusing on operating its business.

Following a call from the Chief Executive Officer of Parent to the Chief Executive Officer of Inventure Foods, on July 18, 2017, members of Inventure Foods’ senior management met with representatives of Parent at Inventure Foods’ corporate offices in Phoenix to discuss Inventure Foods’ business performance and a potential transaction related to the Snack Products Segment.

On July 28, 2017, Parent sent Inventure Foods a non-binding indication of interest to acquire the assets of the Snack Products Segment on a debt-free, cash-free basis at an enterprise value of $150 million.

On August 1, 2017, representatives of Parent and Inventure Foods discussed by phone Parent’s proposal, and representatives of Inventure Foods requested that Parent resubmit its proposal as a stock purchase, rather than an asset purchase.

On August 2, 2017, Parent sent Inventure Foods a non-binding indication of interest to acquire Inventure Foods (after the divestiture of the Frozen Fruit Business) on a debt-free, cash-free basis at an enterprise value of $139 million for all of the equity securities of Inventure Foods and the assumption of $11 million of closing costs.

On August 10, 2017, Parent sent Inventure Foods a revised non-binding indication of interest to acquire Inventure Foods (after the divestiture of the Frozen Fruit Business) on a debt-free, cash-free basis at an enterprise value of $150 million for all of the equity securities of Inventure Foods and the assumption of $11 million of closing costs. Inventure Foods signed, and returned to Parent an executed copy of, such non-binding indication of interest on the same day. This non-binding indication of interest provided that if Parent and Inventure Foods could reach agreement on definitive terms after a management meeting, an exclusivity period would be required by Parent. On August 11, 2017, Inventure Foods sent a form of a merger agreement to Parent.

On August 15, 2017, members of Inventure Foods’ senior management flew to Hanover, Pennsylvania to meet with representatives of Parent and Stephens. At this meeting with Parent’s senior management, the parties discussed the business and financial performance of the Snack Products Segment.

On August 21, 2017, Parent sent Inventure Foods a further revised non-binding indication of interest to acquire Inventure Foods (after the divestiture of the Frozen Fruit Business) on a debt-free, cash-free basis at an enterprise value of $153 million for all of the equity securities of Inventure Foods and the assumption of $12 million of closing costs. This non-binding indication of interest stated that, given Parent’s knowledge of the snack products business generally and the significant amount of time Parent has historically invested in analyzing Inventure Foods, it could complete its due diligence expeditiously. In connection with such non-binding proposal, Parent required that the parties enter into a separate exclusivity agreement granting Parent exclusivity for a period of time.

After further negotiation of the prior indication of interest, on August 25, 2017, (i) Inventure Foods and Parent executed a non-binding indication of interest with the same valuation as the August 21, 2017 indication of interest and (ii) Inventure Foods and Parent executed the Exclusivity Agreement (as defined in “– Section 13 –The Transaction Documents – The Exclusivity Agreement”) granting Parent exclusivity until 5:00 p.m. Pacific Time on the later of (1) October 16, 2017 and (2) the twenty-first day after the closing of the sale of the Frozen Fruit Business.

On September 21 and September 25, 2017, representatives of Inventure Foods conducted a tour of its Bluffton, Indiana and Goodyear, Arizona plants, respectively, for representatives of Parent. Also on September 25, 2017, Inventure Foods’ senior management met with senior management of Parent to discuss diligence matters.

On October 6, 2017, representatives of Cozen O’Connor, legal counsel to Parent, sent to DLA Piper a draft of the Merger Agreement. The draft provided for the transaction to be structured as a tender offer followed by a second-step merger under
Section 251(h) of the DGCL.

On October 10, 2017, at the instruction of the Inventure Foods Board and senior management of Inventure Foods, DLA Piper sent a revised draft of the Merger Agreement to Cozen O’Connor.

On October 12, 2017, representatives of Cozen O’Connor and DLA Piper had a call during which they negotiated the terms and conditions of the Merger Agreement, including without limitation, the scope of the representations and warranties.

On October 15, 2017, representatives of Cozen O’Connor sent a revised draft of the Merger Agreement to DLA Piper.

At 5:00 p.m. Pacific Time on October 16, 2017, Parent’s exclusivity period expired. During discussions with Parent’s representatives on the evening of October 16, 2017, Parent’s representatives indicated that Parent would not continue to pursue a potential transaction with Inventure Foods without an extension of its exclusivity period.

On October 16, 2017, representatives of DLA Piper sent a revised draft of the Merger Agreement to Cozen O’Connor.

On October 17, 2017, Inventure Foods and Parent entered into an amendment to the Exclusivity Agreement, granting Parent exclusivity until 5:00 p.m. Pacific Time on October 19, 2017.

On October 18, 2017, representatives of Cozen O’Connor and DLA Piper had a call during which they negotiated the terms and conditions of the Merger Agreement, including without limitation, carve-outs to the definition of material adverse effect, the proposed outside termination date and the proposed amount of the termination fee.

On October 19, 2017, Inventure Foods and Parent entered into an amendment to the Exclusivity Agreement granting Parent exclusivity until 5:00 p.m. Pacific Time on October 25, 2017.

On October 20, 2017, representatives of Cozen O’Connor sent a revised draft of the Merger Agreement to DLA Piper. Also on October 20, 2017, Stephens, at the direction of Parent, informed Rothschild that, based on the $153 million enterprise value, after Purchaser’s payment of Inventure Foods’ estimated indebtedness and closing costs as of the projected closing date, which had increased materially since such estimated indebtedness and closing costs on August 25, 2017 (the date of the non-binding indication of interest), the tender offer price would be $4.00 per Share.

On October 22, 2017, representatives of DLA Piper sent a revised draft of the Merger Agreement to Cozen O’Connor.

During the course of October 23 and October 24, 2017, representatives of Inventure Foods and Parent further negotiated, and reached resolution on, the remaining open points of the merger agreement, which included, among others, Inventure Foods’ ability to seek an extension of the Offer after the initial expiration time, the outside termination date, and the amount of the termination fee.

On October 24, 2017, representatives of Cozen O’Connor sent a revised draft of the Merger Agreement to DLA Piper, reflecting the resolutions of the open issues accepted by Inventure Foods and Parent.

On October 25, 2017, representatives of Cozen O’Connor sent a further revised draft of the Merger Agreement to DLA Piper.

Later that evening, the Merger Agreement was executed and delivered by representatives of Inventure Foods, Parent and Purchaser. The closing price of Inventure Foods’ common stock on October 25, 2017 was $4.46.

Shortly before the market opened on October 26, 2017, Inventure Foods and Parent issued a press release announcing the execution of the Merger Agreement and the transactions contemplated therein. The joint press release is included as Exhibit (a)(5) to the Schedule TO and is incorporated herein by reference.

Past Contacts, Transactions, Negotiations and Agreements

For more information on the Merger Agreement and the other agreements between Inventure Foods and Purchaser and their respective related parties, see “– Section 9 – Certain Information Concerning Purchaser, Parent, and Controlling Persons,” “Section 10 – Source and Amount of Funds” and “Section 13 – The Transaction Documents.”

12.	Purpose of the Offer; Plans for Inventure Foods; Stockholder Approval; Appraisal Rights

Purpose of the Offer; Plans for Inventure Foods

The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, Inventure Foods. The Offer, as the first step in the acquisition of Inventure Foods, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Inventure Foods not purchased pursuant to the Offer and to cause Inventure Foods to become a wholly-owned subsidiary of Parent.

If you sell your Shares in the Offer, you will cease to have any equity interest in Inventure Foods or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Inventure Foods. Similarly, after selling your Shares in the Offer or exchanging your Shares pursuant to the subsequent Merger, you will not bear the risk of any decrease in the value of Inventure Foods.

If we accept Shares for payment pursuant to the Offer, we will obtain control over the management of Inventure Foods and the Inventure Foods Board shortly thereafter. Parent and Purchaser are conducting a detailed review of Inventure Foods and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel, and will consider what changes would be desirable in light of the circumstances that exist upon completion of the Offer. Parent and Purchaser will continue to evaluate the business and operations of Inventure Foods during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing with respect to Inventure Foods’ business. Thereafter, Parent intends to review such information as part of a comprehensive review of Inventure Foods’ business, operations, capitalization and management with a view to optimizing development of Inventure Foods’ potential in conjunction with Inventure Foods’ and Parent’s businesses. However, plans may change based on further analysis.

Except as disclosed in this Offer to Purchase, Parent and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of Inventure Foods, the disposition of securities of Inventure Foods, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Inventure Foods or its subsidiaries or the sale or transfer of a material amount of assets of Inventure Foods or its subsidiaries.

To the knowledge of the Bidder Group, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Inventure Foods, on the one hand, and Parent, Purchaser or Inventure Foods, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Inventure Foods entering into any such agreement, arrangement or understanding.

At the Merger Effective Time, the directors and officers of Purchaser immediately prior to the Merger Effective Time will become the directors and officers of the surviving corporation. The Merger Agreement provides that Inventure Foods will deliver to Parent at the closing of the Merger, written resignations of each director and officer of Inventure Foods and each of its subsidiaries, effective as of the Merger Effective Time.

It is expected that the employment of Steve Weinberger, the Chief Financial Officer of Inventure Foods, will terminate as of the Merger Effective Time. Parent expects that the surviving corporation will enter into a consulting agreement with Mr. Weinberger following the closing of the Merger pursuant to which Mr. Weinberger would provide transition services to the surviving corporation for a period of four to six months after the closing of the Merger. Under such arrangement, Mr. Weinberger would be paid a monthly consulting fee equal to $27,500, which is his current monthly base salary with Inventure Foods.

No Stockholder Approval

If the Offer is consummated, we will not seek the approval of Inventure Foods’ remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL generally provides that if, following consummation of a tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the Merger without a vote of the stockholders of Inventure Foods in accordance with Section 251(h) of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, pursuant to the DGCL, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares by the Court of Chancery of the State of Delaware and to receive a cash payment of the “fair value” of their Shares as of the Merger Effective Time as determined by the Court of Chancery of the State of Delaware pursuant to Section 262 of the DGCL, plus interest. The “fair value” of such Shares so determined may be more than, less than, or equal to the Offer Price. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Offer and the Merger.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to seek appraisal of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 provided to stockholders by Inventure Foods will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, in order to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, a stockholder must do all of the following:

•	within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Inventure Foods a written demand for appraisal of Shares held, which demand must reasonably inform Inventure Foods of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Merger Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so in connection with the Merger, should review the Schedule 14D-9 and Section 262 of the DGCL carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the rights of Inventure Foods’ stockholders to appraisal rights under the DGCL in connection with the Merger does not purport to be a complete statement of the procedures to be followed by the stockholders of Inventure Foods desiring to exercise appraisal rights in connection with the Merger and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights in connection with the Merger requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex B to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

13.	The Transaction Documents

The Merger Agreement

The following summary description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit 2.1 to its Current Report on Form 8-K filed with the SEC on October 26, 2017 and incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in “– Section 8 – Certain Information Concerning Inventure Foods.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined in this Offer to Purchase have the respective meanings set forth in the Merger Agreement.

The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, Inventure Foods or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Inventure Foods’ stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, Inventure Foods or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after October 25, 2017, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Parent and Inventure Foods publicly file.

The Offer

Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser has agreed to commence a cash tender offer as promptly as reasonably practicable after execution of the Merger Agreement for all Shares at a purchase price of $4.00 per Share net to the seller in cash, without interest but subject to any required withholding taxes. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer is subject to, among other conditions, the satisfaction of the Minimum Condition (as defined in “Introduction” to this Offer to Purchase), as well as the satisfaction or waiver of the other Offer Conditions set forth in “ – Section 15 – Conditions to the Offer” (all such conditions, the “Offer Conditions”).

The Offer Conditions are for the sole benefit of Purchaser and Parent. Purchaser and Parent expressly reserve the right to waive any of the Offer Conditions or make any change to the terms of the Offer, except that, unless otherwise provided in the Merger Agreement, without the prior consent of Inventure Foods, Purchaser and Parent will not:

•	reduce the number of Shares subject to the Offer;

•	reduce the Offer Price;

•	waive or change the Minimum Condition;

•	add to, amend or modify any Offer Condition in a manner adverse in any material respect to the holders of the Shares;

•	extend or otherwise change the expiration date of the Offer (see “– Initial Expiration of the Offer; Extensions of the Offer”);

•	change the form of consideration payable in the Offer in any material respect;

•	otherwise amend, modify or supplement any terms of the Offer in a manner adverse to the holders of Shares;

•	provide any “subsequent offering period” (or extension thereof) within the meaning of Rule 14d-11 under the Exchange Act; or

•	take any action (or fail to take any action) that breaches the Merger Agreement with the result that the Merger is not permitted to be effected pursuant to Section 251(h) of the DGCL.

Initial Expiration of the Offer; Extensions of the Offer

The initial Expiration Time of the Offer is one minute after 11:59 p.m., New York City time, on December 13, 2017, which is the date that is 20 business days after the commencement of the Offer. Subject to the rights of the parties to the Merger Agreement to terminate the Merger Agreement pursuant to its terms, if any of the Offer Conditions are not satisfied or waived at any scheduled Expiration Time, (i) Purchaser may extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, until such Offer Conditions are satisfied or waived, or (ii) upon written request of Inventure Foods, Purchaser will extend the Offer on one or more occasions (not to exceed two in total) for an additional period of up to ten business days per extension, to permit such Offer Conditions to be satisfied. Purchaser is also required to extend the Offer for any period required by applicable law and any interpretation or position of the SEC or its staff or Nasdaq or its staff applicable to the Offer. However, in no event will Purchaser be required to, and without Inventure Foods’ prior written consent Purchaser may not, extend the Offer beyond the Outside Date. Additionally, Inventure Foods may not, without the prior written consent of Parent, request that the Offer be extended beyond the Outside Date, which may, under certain conditions, be extended. See “– Section 1 – Terms of the Offer.”

The Merger Agreement obligates Purchaser, subject to the satisfaction or waiver of the Offer Conditions, to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Time.

The Merger

As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Inventure Foods with Inventure Foods continuing as the surviving corporation and a wholly-owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL and will be effected as soon as practicable (and in any event within three business days) after the satisfaction or waiver of the last of the conditions to the Merger.

At the Merger Effective Time, the certificate of incorporation and bylaws of Purchaser as in effect immediately prior to the Merger Effective Time will become the certificate of incorporation and bylaws of the surviving corporation, except that (i) the name of the surviving corporation will be Inventure Foods, Inc., and (ii) the certificate of incorporation and bylaws of the surviving corporation will provide rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Merger Effective Time in favor of any present or former director or officer of Inventure Foods and any of its subsidiaries (in each case, when acting in such capacity) as provided in the Inventure certificate of incorporation and bylaws in effect as of the date of the Merger Agreement. At the Merger Effective Time, the directors and officers of Purchaser immediately prior to the Merger Effective Time will become the directors and officers of the surviving corporation.

At the Merger Effective Time, each outstanding Share (other than Shares held by Inventure Foods, any of its subsidiaries, Parent or any of its subsidiaries (including Purchaser), or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be automatically converted into the right to receive from the surviving corporation the Offer Price (the “Merger Consideration”), in cash and without interest, less any required withholding taxes. Each Share owned by any wholly-owned subsidiary of either Inventure Foods or Parent outstanding immediately prior to the Merger Effective Time, will be cancelled, will cease to exist, and no consideration will be delivered in exchange therefor. Each Share of common stock of Purchaser outstanding immediately prior to the Merger Effective Time will be automatically converted into one share of common stock of the surviving corporation and shall constitute the only outstanding shares of capital stock of the surviving corporation.

Inventure Stock Options, Inventure PSUs and Inventure RSUs

The Merger Agreement provides that, at the Merger Effective Time, each Inventure Stock Option that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, will be canceled and converted into the right to receive from the surviving corporation, as promptly as practicable (but no later than five business days) following the Merger Effective Time, a cash payment, if any (without interest and less applicable withholding taxes), equal to the product of (i) the number of vested shares of Common Stock subject to such Inventure Stock Option immediately prior to the Merger Effective Time (including those whose vesting accelerates as of the Merger Effective Time) and (ii) the excess, if any, of the Merger Consideration over the exercise or base price per share of Shares subject to such Inventure Stock Option immediately prior to the Merger Effective Time. Any Inventure Stock Option with a per Share exercise price equal to or greater than the Merger Consideration will be canceled for no consideration.

The Merger Agreement provides that, at the Merger Effective Time, each Inventure PSU and Inventure RSU that is outstanding immediately prior to the Merger Effective Time, whether vested or unvested, will be canceled and converted into the right to receive from the surviving corporation, as promptly as practicable (but no later than five business days) following the Merger Effective Time, a cash payment, if any (without interest and less applicable withholding taxes), equal to the product of (i) the number of vested shares of Common Stock subject to such Inventure PSU or Inventure RSU immediately prior to the Merger Effective Time (including those whose vesting accelerates as of the Merger Effective Time), and (ii) the Merger Consideration. To the extent that any such Inventure PSU or Inventure RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment shall be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code. For each Inventure PSU, the number of Shares covered by the applicable award will be determined in accordance with each participant’s Inventure PSU and by the Compensation Committee of the Inventure Foods Board.

Representations and Warranties

In the Merger Agreement, Inventure Foods has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or the confidential disclosure letter that Inventure Foods delivered to Parent immediately prior to the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate organization and qualification; (ii) capitalization of Inventure Foods and its subsidiaries; (iii) corporate authority and execution of and performance under the Merger Agreement, absence of conflicts with Inventure Foods’ charter documents and third party agreements, required filings and consents; (iv) SEC filings and financial statements; (v) internal controls and procedures; (vi) absence of undisclosed liabilities; (vii) compliance with laws and permits; (viii) food safety and recalls; (ix) investigations and litigation; (x) environmental matters; (xi) employee benefit plans and labor matters; (xii) absence of certain changes or events; (xiii) information supplied for inclusion in the Offer documents and the Schedule 14D-9; (xiv) tax matters; (xv) intellectual property; (xvi) properties; (xvii) insurance; (xviii) material contracts; (xix) opinion of

Inventure Foods’ financial advisor; (xx) fees paid to finders or brokers; (xxi) state takeover statutes; (xxii) related party transactions; (xxiii) prior dispositions of assets; (xxiv) inventory; (xxv) accounts receivable; and (xxvi) closing costs.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Inventure Foods that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things: (i) corporate organization; (ii) corporate authority and execution of and performance under the Merger Agreement, absence of conflicts with Parent’s and Purchaser’s constituent documents, required filings and consents; (iii) information supplied for inclusion in the Offer documents and the Schedule 14D-9; (iv) availability of funds to consummate the Offer and the Merger; (v) litigation; and (vi) no ownership of any Shares.

The representations and warranties will not survive consummation of the Merger.

Operating Covenants

Pursuant to the Merger Agreement, from the date of the execution of the Merger Agreement until the Merger Effective Time, except as required by law, disclosed in the confidential disclosure letter that Inventure Foods delivered to Parent in connection with the execution of the Merger Agreement, or consented to by Parent, Inventure Foods has agreed to, and has agreed to cause each of its subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practice; and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization, keep available the services of key employees and maintain satisfactory relationships with customers, suppliers, distributors, licensors, licensees and other persons having a business relationship with Inventure Foods or any of its subsidiaries.

In addition, from the date of the execution of the Merger Agreement until the earlier of the termination of the Merger Agreement and Merger Effective Time, except as (i) required by law, (ii) disclosed in the confidential disclosure letter that Inventure Foods delivered to Parent in connection with the execution of the Merger Agreement, or (iii) expressly required pursuant to the Merger Agreement, Inventure Foods has agreed not to, and has agreed not to permit any of its subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

•	amend or propose to amend its organizational documents or otherwise take any action to exempt any person from any provision of such organizational documents;

•	(i) split, combine or reclassify any of its capital stock or (ii) make, declare or pay any dividend (whether in cash, stock or otherwise), or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exercisable or exchangeable for any shares of its capital stock (except (A) dividends paid or distributions made by any wholly-owned subsidiary of Inventure Foods to Inventure Foods or any of its wholly-owned subsidiaries, or (B) the acceptance of Shares as payment for the exercise price of any Inventure Stock Option or the payment of withholding taxes incurred in connection with the vesting, exercise or settlement of any Inventure Stock Options, Inventure PSUs or Inventure RSUs outstanding as of the date of the Merger Agreement in accordance with past practice and the terms of the applicable Inventure Stock Plan);

•

(i) issue, sell or grant any right to acquire or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, Inventure Stock Options, Inventure PSUs or Inventure RSUs or restricted shares of Common Stock or other rights of any kind to acquire any shares of its capital stock, except pursuant to the settlement or exercise of Inventure Stock Options, Inventure PSUs or Inventure RSUs outstanding as of the date of the Merger Agreement in accordance with their terms,

(ii) enter into any contract or understanding with respect to the sale or voting of its capital stock or other equity or ownership interests, or (iii) adopt or implement a stockholder rights plan or similar arrangement;

•	adopt a plan of complete or partial liquidation or dissolution or enter into any merger (other than the Merger), consolidation, restructuring, recapitalization or other reorganization;

•	(i) incur, assume, endorse, guarantee or otherwise become liable for any indebtedness or issue or sell any debt securities or calls, options, warrants or other rights to acquire any indebtedness (directly, contingently or otherwise), except for indebtedness in the amounts and to certain persons set forth in the disclosure letter delivered by Inventure Foods to Parent in connection with the Merger Agreement and except for any indebtedness among Inventure Foods and its wholly-owned subsidiaries or among wholly-owned subsidiaries of Inventure Foods, (ii) incur any lien on any of its property or assets, except for certain permitted liens, or (iii) draw or borrow any additional amounts under existing credit facilities of Inventure Foods or any of its subsidiaries;

•	(i) sell, transfer, license, mortgage, assign, abandon, let lapse, fail to renew, allow to enter the public domain (except in the ordinary course), encumber or otherwise dispose of any of Inventure Foods’ intellectual property, intellectual property agreements or any other rights, properties or assets of Inventure Foods or any of its subsidiaries to any person, other than sales of inventory or of obsolete equipment, in each case, in the ordinary course of business consistent with past practice, or (ii) cancel, release or assign any indebtedness of any person owed to it or any claims held by it against any person;

•	(i) acquire (whether by merger or consolidation, acquisition of stock or assets or by formation of a joint venture or otherwise) any other person or business or any material assets, deposits or properties of any other person, (ii) make any investment in any other person, (iii) make any loans or advances to any other person, except for loans among Inventure Foods and any of its wholly-owned subsidiaries or (iv) enter into any new line of business;

•	make any capital expenditures other than (i) capital expenditures as and to the extent itemized in Inventure Foods’ capital expenditure budget set forth in the disclosure letter delivered by Inventure Foods to Parent in connection with the Merger Agreement or (ii) individual capital expenditures that (A) do not exceed $100,000 or (B) are incurred to replace inoperable capital assets in the ordinary course of business;

•	terminate, extend, amend (other than automatic renewals on terms not otherwise different), or waive, release or assign any right under (or consent to the termination of) or engage in any action that would give rise to a right of termination under, any Company Material Contract (as defined in the Merger Agreement) or enter into any contract that would constitute a Company Material Contract;

•

except as required by the terms of any Inventure Foods employee benefit plan as in effect on the date of the Merger Agreement, (i) establish, adopt, enter into, amend or terminate any collective bargaining agreement (or other agreement with any labor organization, work council or trade union) or Inventure Foods employee benefit plan or any plan or contract that would be an Inventure Foods employee benefit plan if in effect on the date of the Merger Agreement, (ii) materially increase, individually or in the aggregate, the compensation or benefits of any of the current or former directors, officers, employees, consultants, independent contractors or other service providers of Inventure Foods or its subsidiaries, other than, solely with respect to employees who have an annualized base salary of $100,000 or less, annual merit-based salary increases in the ordinary course consistent with past practice in an amount not to exceed, in the aggregate, 3% of the base salaries of the individuals receiving such increases, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation, except for the payment of awards outstanding on the date of the Merger Agreement in accordance with the terms of the applicable Inventure Foods employee benefit plan in effect as of the date of the Merger Agreement; (iv) accelerate any rights or benefits of any kind, (v) establish or fund any rabbi trust or other funding arrangement in respect of any Inventure Foods employee benefit plan,

(vi) grant any Inventure Stock Options, Inventure PSUs, Inventure RSUs or any restricted shares of Common Stock or other equity-based awards, or (vii) hire, promote or terminate (other than for cause) the employment or services of any officer, employee, independent contractor or consultant who has annualized base salary or compensation greater than $125,000;

•	implement or adopt any change in its financial accounting principles, practices or methods, other than as may be required by changes in GAAP;

•	commence, settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises that (i) involve solely monetary remedies with a value not in excess of $100,000 with respect to any individual litigation, claim, suit, action or proceeding, or $250,000 in the aggregate, (ii) do not impose any restriction on its business or the business of its subsidiaries, (iii) do not relate to any litigation by any of Inventure Foods’ stockholders or any other person in connection with the Merger Agreement, the Offer or the Merger, (iv) do not include an admission of liability or fault on the part of Inventure Foods or any of its subsidiaries, and (v) do not involve a conduct remedy or injunctive or similar relief; provided, however, that for any existing litigation, claim, suit, action or proceeding as disclosed in the confidential disclosure letter that Inventure Foods delivered to Parent in connection with the execution of the Merger Agreement, if the Inventure Foods Board determines that a settlement or compromise of such litigation, claim, suit, action or proceeding is in the best interests of Inventure Foods and such settlement or compromise otherwise complies with items (ii) through (v) above, then upon confidential disclosure to Parent prior to effectuation of such settlement or compromise there shall be no prohibition on Inventure Foods settling such litigation, claim, suit, action or proceeding so long as the full amount of such settlement or compromise is paid by insurer(s) under Inventure Foods’ directors and officers insurance policy for the policy period ended on or prior to June 30, 2016;

•	(i) make, change or revoke any material tax election, (ii) change any annual tax accounting period or make a change in any method of tax accounting, (iii) file any amended tax return that would result in any material tax, (iv) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any analogous or similar provision of state, local or foreign law), (v) request any tax ruling from any governmental entity, (vi) settle or compromise any tax liability or any audit, examination or other proceeding relating to taxes or surrender any claim for a tax refund or offset or other reduction in tax liability, or (vii) except in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to taxes;

•	except as expressly permitted in the Merger Agreement, take any action to exempt any person from any state takeover statute or similar statute or regulation that applies to Inventure Foods with respect to a Takeover Proposal or otherwise, including the restrictions on “business combinations” set forth in Section 203 of the DGCL, except for Parent, Purchaser or any of their respective subsidiaries or affiliates in connection with the transactions contemplated by the Merger Agreement;

•	vest or agree to vest any Inventure Stock Options, Inventure PSUs or Inventure RSUs, except as set forth in the disclosure letter delivered by Inventure Foods to Parent in connection with the Merger Agreement;

•	permit the accounts payable of Inventure Foods and its subsidiaries that have not been paid within 60 days of invoice to exceed the amount set forth in the disclosure letter delivered by Inventure Foods to Parent in connection with the Merger Agreement;

•	incur or agree to incur fees and expenses in excess of an aggregate specified amount for (i) legal, tax, accounting, professional and other fees and expenses in connection with the sale of certain business units and the Offer, the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, (ii) certain severance and related costs and (iii) certain bonuses that have not been paid;

•	agree to continue or extend the term of a transition services agreement between Inventure Foods and Oregon Potato Company beyond November 30, 2017; or

•	agree to take, or make any commitment to take any of the foregoing actions.

Access to Information.

From the date of the Merger Agreement until the Merger Effective Time (or the termination of the Merger Agreement, if earlier), during normal business hours (unless otherwise agreed to by Inventure Foods), Inventure Foods will, and will cause its subsidiaries to, afford Parent and its representatives reasonable access to its and its subsidiaries’ executive officers, outside accountants, properties, contracts, books and records and such other available information as Parent may reasonably request from time to time.

No Solicitation; Other Offers

Pursuant to the Merger Agreement, Inventure Foods has agreed that it will, and will cause its affiliates and its and their respective officers, directors, employees, agents, financial advisors, investment bankers, tax advisors, attorneys, consultants, accountants and other representatives (“Representatives”):

•	to immediately cease and cause to be terminated any and all solicitation, encouragement, discussions or negotiations with any persons or group of persons (other than Parent and its affiliates) that may be ongoing with respect to a Takeover Proposal (as defined below);

•	not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or discussions regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Takeover Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information in connection with, or afford access to the assets, business, properties, books or records of Inventure Foods or any of its subsidiaries, to any other person for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, a Takeover Proposal (other than (x) solely in response to an unsolicited inquiry, to inform the inquiring person that Inventure Foods is bound by the non-solicitation provisions set forth in Merger Agreement and to limit its communication exclusively to such response, or (y) upon receipt of a bona fide, unsolicited written Takeover Proposal from any person that did not result from a breach of the Merger Agreement, solely to the extent necessary to ascertain facts or clarify terms with respect to a Takeover Proposal for the Inventure Foods Board to be able to have sufficient information to make the determination described in Section 7.3(c) of the Merger Agreement), or (iii) approve, adopt, recommend or enter into, or propose to approve, adopt, recommend or enter into, any letter of intent, term sheet or similar document, contract or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Takeover Proposal.

Inventure Foods will not, and will cause its affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any confidentiality obligations with respect to a Takeover Proposal or similar matter or any standstill provision in any agreement to which Inventure Foods or any of its affiliates is a party, in each case, unless the Inventure Foods Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that the failure to do so would violate its fiduciary duties under applicable law.

Inventure Foods will, and will cause its affiliates to, promptly request any person that has executed a confidentiality or non-disclosure agreement after January 1, 2016 in connection with any actual or potential Takeover Proposal to return or destroy all confidential information in the possession of such person or its Representatives.

Notwithstanding the foregoing, if at any time prior to the Acceptance Time, Inventure Foods or any of its Representatives receives a bona fide, unsolicited written Takeover Proposal from any person that did not result from a breach of the Merger Agreement and if the Inventure Foods Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal (as defined below), then Inventure Foods and its Representatives may (i) furnish, pursuant to a customary confidentiality agreement (a copy of which will be provided to Parent within 24 hours of being executed), information with respect to Inventure Foods and its subsidiaries to the person who has made such Takeover Proposal; provided, that Inventure Foods shall concurrently with the delivery to such person provide to Parent any non-public information concerning Inventure Foods or any of its subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent, and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Takeover Proposal or its Representatives regarding such Takeover Proposal. Inventure Foods shall as promptly as practicable (and in any event within 24 hours) notify Parent in writing if the Inventure Foods Board makes a determination that a Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal or if Inventure Foods furnishes information or enters into discussions or negotiations as provided in the Merger Agreement.

In addition, Inventure Foods shall as promptly as practicable (and in no event later than within one business day after Inventure Foods’ receipt or it has knowledge of the receipt by any of its Representatives) notify Parent in writing in the event that Inventure Foods or any of its Representatives receives a Takeover Proposal or a request for information relating to Inventure Foods or its subsidiaries that constitutes or would reasonably be expected to result in or that contemplates a Takeover Proposal, including the identity of the person making the Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Takeover Proposal or, where such Takeover Proposal is not in writing, a description of the terms and conditions thereof). Inventure Foods shall keep Parent reasonably informed, on a reasonably current basis, as to the status of (including any developments, discussions or negotiations) such Takeover Proposal (including by as promptly as practicable (and in no event later than one business day after Inventure Foods’ receipt or it has knowledge of the receipt by any of its Representatives) providing to Parent copies of any correspondence, proposals, indications of interest or draft agreements relating to such Takeover Proposal). Inventure Foods shall provide Parent with at least one business day’s prior notice of any meeting of the Inventure Foods Board (or such lesser notice as is provided to the members of the Inventure Foods Board) at which the Inventure Foods Board is reasonably expected to consider any Takeover Proposal. Inventure Foods has agreed that it and its affiliates will not enter into any agreement with any person subsequent to the date of the Merger Agreement which prohibits Inventure Foods from providing any information to Parent in accordance with, or otherwise complying with, the Merger Agreement.

“Takeover Proposal” means any proposal, offer, indication of interest in making a proposal or offer or term sheet from any person or “group” (within the meaning of Section 13(d) of the Exchange Act) (other than Parent and its affiliates) with respect to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, (i) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Inventure Foods or any of its subsidiaries, (ii) any acquisition of 15% or more of the outstanding Shares or securities of Inventure Foods representing 15% or more of the voting power of Inventure Foods, (iii) any acquisition (including the acquisition of stock in any subsidiary of Inventure Foods) of assets or businesses of Inventure Foods or its subsidiaries, including pursuant to a joint venture, representing 15% or more of the consolidated assets, revenues or net income of Inventure Foods, (iv) any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the outstanding Shares or securities of Inventure Foods representing 15% or more of the voting power of Inventure Foods, or (v) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Shares (or voting power of securities of Inventure Foods other than the Shares) involved is 15% or more.

“Superior Proposal” means a bona fide, unsolicited written Takeover Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Inventure Foods, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Common

Stock or more than 50% of the assets of Inventure Foods and its subsidiaries, taken as a whole, (ii) that is not subject to any due diligence closing condition or financing closing condition, and to the extent consideration includes cash, includes financing commitments from reputable sources that the Inventure Foods Board reasonably determines in good faith are reasonably expected to be available and that are sufficient, together with cash on hand and availability under existing credit facilities, to fund such cash consideration and (iii) that the Inventure Foods Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, taking into account the timing and likelihood of consummation relative to the transactions contemplated by the Merger Agreement, and after giving effect to any changes to the Merger Agreement proposed by Parent in response to such Takeover Proposal and all other financial, legal, regulatory, tax and other aspects of such proposal, including all conditions contained therein and the person making such Takeover Proposal, as the Inventure Foods Board deems relevant, is more favorable to the stockholders of Inventure Foods than this Offer and the other transactions contemplated by the Merger Agreement.

Adverse Recommendation Change

Under the Merger Agreement, the Inventure Foods Board may not:

•	fail to include in the Schedule 14D-9 its recommendation, subject to certain terms set forth in the Merger Agreement, that the stockholders of Inventure Foods accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Inventure Foods Board Recommendation”);

•	change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Inventure Foods Board Recommendation;

•	adopt, approve or recommend to stockholders of Inventure Foods, or resolve to or publicly propose or announce its intention to adopt, approve or recommend to stockholders of Inventure Foods a Takeover Proposal (any action described in this or the preceding two bullets being referred to as an “Adverse Recommendation Change”); or

•	authorize, cause or permit Inventure Foods or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, indication of interest (countersigned by Inventure Foods or any of its subsidiaries) or contract (including an acquisition agreement, merger agreement, joint venture agreement or other agreement) with respect to any Takeover Proposal (other than a customary confidentiality agreement) (any of the foregoing, a “Company Acquisition Agreement”).

At any time prior to the Acceptance Time, the Inventure Foods Board may, with respect to a bona fide, unsolicited Takeover Proposal that did not result from a breach of the Merger Agreement, make an Adverse Recommendation Change or cause Inventure Foods to terminate the Merger Agreement in accordance with its terms in order to enter into a definitive agreement relating to such Takeover Proposal if, prior to taking either such action, (i) Inventure Foods has complied with its obligations under the Merger Agreement, and (ii) the Inventure Foods Board has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal; provided, that prior to making such Adverse Recommendation Change or effecting such termination:

A.	Inventure Foods has given Parent at least four business days’ prior notice of its intention to take such action, specifying the reasons therefor, including the terms and conditions of, and the identity of the person making, any such Superior Proposal and has contemporaneously provided to Parent a copy of the Superior Proposal, a copy of any proposed acquisition agreements and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to Inventure Foods, a written summary of the terms and conditions thereof);

B.	if requested by Parent, Inventure Foods shall have negotiated in good faith with Parent and its Representatives during such notice period to enable Parent to propose revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal;

C.	following the end of such notice period, the Inventure Foods Board shall have considered in good faith any revisions to the terms of the Merger Agreement proposed by Parent, and shall have determined, after consultation with its independent financial advisor and outside legal counsel, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect; and

D.	in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, Inventure Foods shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above and a new notice period under clause (C) shall commence (except that the four business day notice period referred to in clause (A) above shall instead be equal to the longer of (x) three business days and (y) the period remaining under the notice period under clause (A) immediately prior to the delivery of such additional notice under this clause (D)) during which time Inventure Foods shall be required to comply with the requirements of the Merger Agreement anew with respect to such additional notice, including clauses (A) through (D).

Notwithstanding anything to the contrary contained in the Merger Agreement, neither Inventure Foods nor any of its subsidiaries shall enter into any acquisition agreement unless the Merger Agreement has been terminated in accordance with its terms.

Other than in connection with a Takeover Proposal, at any time prior to the consummation of the Offer, the Inventure Foods Board may make an Adverse Recommendation Change in response to an Intervening Event (as defined below) (an “Intervening Event Recommendation Change”) if (i) Inventure Foods has complied with its obligations under the Merger Agreement and (ii) prior to taking such action, the Inventure Foods Board has determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that the failure to take such action would constitute a violation of the Inventure Foods Board’s fiduciary duties under applicable law; provided, that prior to making such Intervening Event Recommendation Change:

i.	Inventure Foods has given Parent at least four business days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including specifying in reasonable detail the applicable Intervening Event;

ii.	if requested by Parent, Inventure Foods shall have negotiated in good faith with Parent and its Representatives during such notice period to enable Parent to propose revisions to the terms of the Merger Agreement; and

iii.	following the end of such notice period, the Inventure Foods Board shall have considered in good faith any revisions to the terms of the Merger Agreement proposed in writing by Parent, and shall have determined, after consultation with its independent financial advisor and outside legal counsel, that the failure to make an Intervening Event Recommendation Change would violate the Inventure Foods Board’s fiduciary duties under applicable law.

“Intervening Event” means any fact, circumstance, occurrence, event, development, change or condition or combination thereof that was not known to or reasonably foreseeable by the Inventure Foods Board as of or prior to the date of the Merger Agreement and that becomes known to the Inventure Foods Board after the date of the Merger Agreement and prior to the Acceptance Time; provided that in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes after the date of the Merger Agreement in GAAP, (ii) changes after the date of the Merger Agreement in laws affecting companies in the industries in which Inventure Foods and its subsidiaries operate, (iii) changes after the date of the Merger Agreement in global or national political conditions (including the outbreak of war or acts of terrorism), in the global securities, credit or other financial markets, or in general economic, business or market conditions affecting companies in the industries in which Inventure Foods and its subsidiaries operate, (iv) any hurricane, flood, tornado, earthquake or other natural disaster after the date of the Merger Agreement, (v) actions required to be taken or omitted by Inventure Foods or any of its subsidiaries pursuant to the Merger Agreement and any action or failure to take any action that is consented to by Parent in writing, (vi) the public announcement after the date of the Merger Agreement of either the Merger Agreement or the Merger, including the announcement of the identity of Parent, (vii) a change in the trading price of the Shares or the failure, in and of itself, to meet internal or external projections or analysts’ expectations for any future period (provided, that the underlying causes of such change or failure may be taken into account in determining the existence of an Intervening Event), or (viii) the receipt, existence or terms of any Takeover Proposal or any inquiry, offer, request or proposal that would reasonably be expected to lead to transaction contemplated by any Takeover Proposal.

Nothing contained in the Merger Agreement prevents Inventure Foods or the Inventure Foods Board from (i) taking and disclosing to the stockholders of Inventure Foods a position contemplated by Rule 14e-2(a)(2)-(3), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to a Takeover Proposal, (ii) making any disclosure to the stockholders of Inventure Foods if the Inventure Foods Board shall have determined, after consultation with its independent financial advisor and outside legal counsel, that failure to take such a position would violate the Inventure Foods Board’s fiduciary duties under applicable law or any disclosure requirements under applicable law or (iii) making any disclosure that constitutes a “stop, look and listen” communication to the stockholders of Inventure Foods pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder. However, no such action or disclosure that would amount to an Adverse Recommendation Change shall be permitted, made or taken unless Inventure Foods has first complied with Section 7.3 of the Merger Agreement.

Director and Officer Indemnification and Insurance

The Merger Agreement provides for indemnification and insurance rights in favor of Inventure Foods’ and its subsidiaries’ current and former directors and officers (collectively, with such persons’ estate, executor and administrator, “indemnitees”). Specifically, Parent has agreed that for a period of six years after the Merger Effective Time, the surviving corporation will, and Parent will cause the surviving corporation to, indemnify and hold harmless each indemnitee in accordance with Inventure Foods’ certificate of incorporation and bylaws in effect as of the date of the Merger Agreement. Effective at the consummation of the Offer, Inventure Foods shall obtain, and the surviving corporation shall maintain, a prepaid six year tail on Inventure Foods’ current policies of directors’ and officers’ liability insurance with respect to claims arising from facts or events, or actions or omissions, which occurred or are alleged to have occurred at or before the consummation of the Offer; provided, the net premium for such tail policies will not exceed 250% of the annual premiums paid as of the date of the Merger Agreement by Inventure Foods for such insurance.

Employee Matters

Under the Merger Agreement, Parent agreed that for twelve months following the Merger Effective Time, Parent shall provide, or shall cause the surviving corporation to provide, to each employee of Inventure Foods or its subsidiaries who continues to be employed by Parent or the surviving corporation or any subsidiary thereof (the “Continuing Employees”), other than Continuing Employees with a written employment contract with Parent, the surviving corporation or any subsidiary thereof:

•	base salary or wages and target bonus opportunities (but excluding any equity-based compensation) that are no less favorable than the base salary or wages and target bonus opportunities (but excluding any equity-based compensation) provided by Inventure Foods to such Continuing Employee immediately prior to the Merger Effective Time (excluding any equity based compensation);

•	employee benefits (other than severance benefits) that are, in the aggregate, comparable to those provided to the Continuing Employees immediately prior to the Merger Effective Time, and

•	severance benefits that are, in the aggregate, no less favorable than those provided by Inventure Foods to the Continuing Employees immediately prior to the Merger Effective Time.

In addition, following the Merger Effective Time, Parent shall provide, or shall cause the surviving corporation to provide, that periods of employment with Inventure Foods (including any current or former affiliate of Inventure Foods or any predecessor of Inventure Foods) shall be taken into account for purposes of eligibility, vesting (excluding equity compensation vesting) and waiting periods under all employee benefit plans maintained by Parent or an affiliate of Parent for the benefit of the Continuing Employees (other than as would result in a duplication of benefits or if such service was not recognized under the corresponding Inventure Foods employee benefit plan).

Parent shall, and shall cause the surviving corporation to, cause all medical, dental and other welfare plans in which Continuing Employees participate from and after the Merger Effective Time to (i) waive any exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees under any medical, dental or other welfare plan maintained by Parent or its affiliates to the extent such exclusions did not apply under the corresponding Inventure Foods employee benefit plan as of the Merger Effective Time, and (ii) use commercially reasonable efforts to honor any deductible and out-of-pocket expenses incurred by such Continuing Employees and dependents under similar employee plans for the plan year in which such participation begins.

Inventure Foods will, and will cause its subsidiaries to, take any and all actions, including the Inventure Foods Board approving such resolutions and adopting such amendments, in a form satisfactory to Parent, required to terminate all Inventure Foods employee benefit plans that include a salary reduction feature subject to Section 401(k) of the Code, with such termination to be effective prior to the consummation of the Offer.

Compensation Arrangements

Prior to the Acceptance Time, Inventure Foods shall take all such steps as may be required to cause each contract or understanding entered into by Inventure Foods or any of its subsidiaries on or after the date of the Merger Agreement with any of its officers, directors, managers or employees pursuant to which consideration is paid to such officer, director, manager or employee to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Payoff of Existing Indebtedness

Indenture will, and will cause its subsidiaries to, deliver all notices and take all other actions to facilitate the termination at the Merger Effective Time of all commitments in respect of the credit agreement among Inventure Foods, its subsidiaries party thereto, the lenders party thereto and BSP Agency, LLC, as administrative agent (the “Existing Credit Agreement”), the repayment in full on the closing date of the Merger of all obligations in respect of the indebtedness under the Existing Credit Agreement, and the release on such date of any liens securing such indebtedness and guarantees in connection therewith.

Cooperation with Debt Financing

Inventure Foods shall, shall cause its subsidiaries to, and shall use its commercially reasonable efforts to cause its Representatives to, provide all cooperation that is reasonably necessary, customary or advisable and reasonably requested by Parent to assist with the arrangement of the debt financing provided by certain financing sources in connection with the transactions contemplated in connection with the Merger Agreement (the “Debt Financing”), including by (i) assisting with the preparation of schedules and exhibits to the definitive financing documentation and facilitating the pledging of collateral and obtaining of guarantees pursuant thereto, in each case, customarily required to be delivered under such definitive financing documentation, (ii) delivering to Parent all existing financial statements, business and other financial data (excluding pro forma financial information) as may be reasonably requested by Parent in connection with the Debt Financing, and (iii) providing to Parent and its financing sources all documentation and other information reasonably requested in connection with certain banking and other regulations.

Notwithstanding the foregoing agreement to cooperate, (i) none of Inventure Foods or any of its subsidiaries or their respective Representatives shall be required to execute or enter into any agreement or other document in connection with the Debt Financing which will be effective prior to the consummation of the Merger, (ii) none of Inventure Foods or any of its subsidiaries or their respective Representatives shall be required to cooperate or take other actions in connection with the Debt Financing to the extent it would unreasonably materially interfere with their business or operations, and (iii) none of Inventure Foods or any of its subsidiaries or their respective Representatives will be required to incur any liability or obligation with respect to the Debt Financing prior to the consummation of the Merger for which it has not received prior reimbursement or is not otherwise indemnified.

Moreover, nothing in the Merger Agreement shall require any such cooperation to the extent that it would (i) require Inventure Foods or any of its subsidiaries or their respective Representatives, as applicable, to waive or amend any terms of the Merger Agreement or agree to pay any commitment or other fees or reimburse any expenses, in each case prior to the consummation of the Offer, (ii) require Inventure Foods or any of its subsidiaries to take any action that will conflict with or violate any laws or the Existing Credit Agreement, (iii) require Inventure Foods or any of its subsidiaries to enter into or approve any financing agreement for the Debt Financing that is effective prior to the consummation of the Offer, (iv) result in Inventure Foods or any of its subsidiaries incurring any liability with respect to any matters relating to the Debt Financing prior to the consummation of the Offer; or (v) result in any officer or director of Inventure Foods or any of its subsidiaries incurring personal liability with respect to any matters relating to the Debt Financing. Moreover, no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of Inventure Foods or any of its subsidiaries or any of their respective Representatives relating to the Debt Financing will be effective until the consummation of the Offer.

In the event that the Merger Agreement is terminated by Inventure Foods pursuant to its terms, Parent will promptly, upon request by Inventure Foods, reimburse Inventure Foods for all of its documented reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Inventure Foods, its subsidiaries and their respective Representatives in connection with any cooperation in connection with the Debt Financing, so long as such reimbursement does not exceed $25,000 in the aggregate.

Conditions to the Merger

The respective obligations of each of Inventure Foods, Parent and Purchaser to effect the Merger are subject to the fulfillment (or waiver by each of Inventure Foods and Parent, to the extent not prohibited under applicable law) on or prior to the Merger Effective Time of the following conditions:

•	no injunction or other order by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect, and no law shall have been adopted (and remain in effect) or be effective, in each case that temporarily or permanently prohibits, enjoins or makes illegal the consummation of the Merger; and

•	Purchaser shall have previously accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer; provided, however, that neither Purchaser nor Parent shall be entitled to assert the failure of this condition if Purchaser, in breach of the Merger Agreement, fails to purchase any Shares validly tendered and not properly withdrawn pursuant to the Offer.

Termination

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger Effective Time:

•	by the mutual written consent of Inventure Foods and Parent;

•	by Parent or Inventure Foods, if the Acceptance Time has not occurred on or before the Outside Date (an “Outside Date Termination”), which date may, under certain conditions, be extended (see

“ – Section 1 – Terms of the Offer”); provided that this right to terminate the Merger Agreement will not be available to any party whose material breach of any representation, warranty, covenant or other agreement of such party under the Merger Agreement caused or resulted in the Acceptance Time not occurring prior to the Outside Date;

•	by either Inventure Foods or Parent if an injunction, order or decree by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect, or a law has been adopted or is effective, and in each case has become final and nonappealable, that (i) prohibits or makes illegal consummation of the Offer or the Merger or (ii) permanently enjoins Purchaser from consummating the Offer or Inventure Foods, Parent or Purchaser from consummating the Merger; provided that this termination right will not be available to any party if such an injunction, order or decree was caused by or the result of a material breach by such party of any of its representations, warranties, covenants or other agreements in the Merger Agreement;

•	by Inventure Foods, if prior to the Acceptance Time:

•	provided that Inventure Foods is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement (i) Parent or Purchaser has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which breach would or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement on or before the Outside Date; and (ii) such breach, failure to perform or inaccuracy is either not curable or is not cured by the earlier of (a) the Outside Date and (b) the date that is 20 calendar days following written notice from Inventure Foods to Parent of such breach;

•	in compliance with the non-solicitation provisions in the Merger Agreement, in order to accept a Superior Proposal, subject to the prior or concurrent payment by Inventure Foods of the Termination Fee (as defined below) to Parent pursuant to the Merger Agreement, and as a condition to the effectiveness of such termination, in accordance with the terms specified therein (a “Superior Proposal Termination”); or

•	(i) Purchaser terminates or makes any material adverse change to the Offer in violation of the terms of the Merger Agreement, or (ii) (a) all the Offer Conditions shall have been and continue to be satisfied or waived as of the Expiration Time, (b) Inventure Foods has confirmed by written notice its intention to terminate the Merger Agreement if Parent and Purchaser fail to consummate the Offer when required in accordance with the Merger Agreement, (c) Purchaser has failed to consummate the Offer within three business days of the date such consummation of the Offer should have occurred in accordance with the Merger Agreement, and (d) Inventure Foods stood ready, willing and able to consummate the Merger on that date following such three business days and Inventure Foods shall have given Parent a written notice on or prior to such date confirming such fact;

•	by Parent:

•	provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement (i) if, prior to the Acceptance Time, Inventure Foods has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement (other than a material breach of the covenants and agreements regarding non-solicitation set forth in the Merger Agreement), which breach would or would reasonably be expected to result in any Offer Condition not being satisfied, and (ii) such breach, failure to perform or inaccuracy is either not curable or is not cured by the earlier of (a) the Outside Date, and (b) the date that is twenty calendar days following written notice from Parent to Inventure Foods of such breach (a “Parent General Breach Termination”);

•	if, prior to the Acceptance Time (any of the following a “Non-Solicitation Breach Termination”):

•	an Adverse Recommendation Change has occurred;

•	Inventure Foods shall have entered into, or publicly announced its intention to enter into, an acquisition agreement with another person (other than a customary confidentiality agreement);

•	Inventure Foods shall have breached or failed to perform in any material respect any of the covenants and agreements regarding non-solicitation set forth in the Merger Agreement;

•	the Inventure Foods Board fails to reaffirm (publicly, if so requested by Parent) the Inventure Foods Board Recommendation within ten business days after the date of any Takeover Proposal (or material modification thereto) is first publicly disclosed by Inventure Foods or the person making such Takeover Proposal;

•	a tender offer or exchange offer relating to the Shares has been commenced by a person unaffiliated with Parent and Inventure Foods has not sent to its stockholders pursuant to Rule 14e-2 under the Exchange Act, within ten business days after such tender offer or exchange offer is first published, a statement reaffirming the Inventure Foods Board Recommendation and recommending that stockholders reject such tender or exchange offer; or

•	Inventure Foods or the Inventure Foods Board (or any committee thereof) shall publicly announce its intentions to do any of actions specified above.

Except in the case of termination by mutual consent of Parent and Inventure Foods, in each of the aforementioned circumstances, the party seeking termination must provide written notice of the termination of the Merger Agreement to the other parties in accordance with the notice provisions of the Merger Agreement.

The parties to the Merger Agreement have agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their terms and that the parties will be entitled to seek an injunction to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Inventure Foods Termination Fee

Inventure Foods has agreed to pay Parent a termination fee of $5,000,000 (the “Termination Fee”) if the Merger Agreement is terminated under the following circumstances:

•	If (i) Parent or Inventure Foods terminates the Merger Agreement pursuant to an Outside Date Termination or Parent terminates the Merger Agreement pursuant to a Parent General Breach Termination, (ii) after the date of the Merger Agreement, a Takeover Proposal is made, commenced, submitted or announced and not publicly withdrawn at least five business days prior to termination, and (iii) at any time on or prior to the nine-month anniversary of such termination, Inventure Foods or any of its subsidiaries enters into a definitive agreement with respect to, or consummates, any transaction included within the definition of Takeover Proposal (provided that for purposes of this clause (iii) references to “15%” in the definition of “Takeover Proposal” shall be deemed to be “50%”) with any person (a “Company Takeover Transaction”), whether or not such Company Takeover Transaction is the same as the original Takeover Proposal made, commenced, submitted or announced; or

•	If Parent terminates the Merger Agreement pursuant to a Non-Solicitation Breach Termination; or

•	If Inventure Foods terminates the Merger Agreement pursuant to a Superior Proposal Termination.

Each of the parties to the Merger Agreement acknowledges that payment of the Termination Fee is not intended to be a penalty, but rather liquidated damages in a reasonable amount that will compensate Parent in the circumstances in which the Termination Fee are due and payable, and which do not involve fraud or willful breach of the Merger Agreement, for the efforts and resources expended and opportunities foregone while negotiating the Merger Agreement and in reliance on the Merger Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. Inventure Foods acknowledged that the agreements regarding the Termination Fee are an integral part of the Merger, and that, without such agreements, Parent and Purchaser would not have entered into the Merger Agreement. Accordingly, if Inventure Foods fails to pay in a timely manner any amount due pursuant to the termination provisions of the Merger Agreement, then (i) Inventure Foods shall reimburse Parent and its designee for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions, suits or proceedings commenced, and (ii) Inventure Foods shall pay to Parent or its designee interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus two percent.

The Confidentiality Agreement

Inventure Foods and Parent entered into a Mutual Nondisclosure Agreement dated September 26, 2016 (the “Confidentiality Agreement”) in connection with a possible negotiated transaction between the parties. Parent agreed, among other things, to keep certain information confidential and to use such information solely for the purpose of evaluating a possible negotiated transaction between the parties. Except as otherwise provided in the Confidentiality Agreement, the restrictions therein will expire upon the earlier of (i) the second anniversary of the date of the Confidentiality Agreement, and (ii) the date upon which a possible negotiated transaction is consummated. The termination of the Merger Agreement does not affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations survive the termination of the Merger Agreement in accordance with its terms.

The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which Purchaser has filed as Exhibit (d)(2) to the Schedule TO, and which is incorporated herein by reference.

The Exclusivity Agreement

On August 25, 2017, Inventure Foods and Parent entered into an Exclusivity Agreement (the “Exclusivity Agreement”) pursuant to which, among other things, Inventure Foods agreed, on behalf of itself and its subsidiaries, directors, officers and certain representatives, not to solicit, initiate or knowingly encourage any inquiries or discussion or the making of any proposals for, or enter into any agreement with respect to, or negotiate with any person or entity with respect to, any alternative acquisition transaction during a period commencing on August 25, 2017 and lasting through the later of (i) October 16, 2017, or (ii) the twenty-first day following the closing of the Company’s sale of its frozen fruit business. On October 17, 2017, the parties entered into an amendment to the Exclusivity Agreement to extend the October 16, 2017 date until October 19, 2017, and on October 19, 2017, the parties entered into a second amendment to extend such date to October 25, 2017. The foregoing summary description of the Exclusivity Agreement and its two extensions does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement and its two extensions, which Purchaser has filed as Exhibits (d)(3), (d)(4) and (d)(5) to the Schedule TO, and which are incorporated herein by reference.

14.	Dividends and Distributions

Inventure Foods has never paid any dividends on its common stock.

As discussed in “– Section 13 – The Transaction Documents – The Merger Agreement – Operating Covenants,” pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Merger Effective Time, without the prior written consent of Parent, Inventure Foods has agreed not to, and has agreed not to permit any of its subsidiaries to, make, declare or pay any dividend (whether in cash, stock, property or otherwise), or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exercisable or exchangeable for any shares of its capital stock (except (i) dividends paid or distributions made by any wholly-owned subsidiary of Inventure Foods to Inventure or any of its wholly-owned subsidiaries, or (ii) the acceptance of Shares as payment for the exercise price of any Inventure Stock Option or the payment of withholding taxes incurred in connection with the vesting, exercise or settlement of Inventure Stock Options, Inventure PSUs or Inventure RSUs outstanding as of the date of the Merger Agreement in accordance with past practice and the terms of the applicable Inventure Stock Plan).

15.	Conditions to the Offer

Notwithstanding any other provision of the Offer, but subject to the terms of the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Shares validly tendered and not withdrawn pursuant to the Offer, if as of the Expiration Time, any of the following conditions have not been satisfied or, to the extent permitted under the Merger Agreement and applicable law, waived by Parent or Purchaser:

A.	the Minimum Condition has been satisfied (see the “Introduction”);

B.

(1) the representations and warranties of Inventure Foods contained in the Merger Agreement relating to the absence of any fact, change, circumstance, event, occurrence, condition or development that has had or would reasonably be expected to have, individually, or in the aggregate, a Company Material Adverse Effect shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Expiration Time with the same effect as though made as of the Expiration Time, (2) the representations and warranties of Inventure Foods contained in the Merger Agreement relating to (a) its and its subsidiaries’ corporate organization, existence, standing and power; (b) capital stock and capitalization (except with respect to all securities of Inventure Foods having been issued in compliance with all federal and state securities laws); (c) corporate authority; execution and delivery of and performance under the Merger Agreement, (d) opinion of Inventure Foods’ financial advisor, (e) fees paid to finders and brokers, (f) prior dispositions and (g) closing costs in the Merger Agreement shall have been accurate in all respects as of the date of the Merger Agreement and shall be accurate in all respects at and as of the Expiration Time with the same effect as though made as of the Expiration Time, (3) the representations and warranties of Inventure Foods contained in the Merger Agreement relating to (a) the directors, managers and officers of Inventure Foods and its subsidiaries and certain corporate minutes of Inventure Foods and its subsidiaries, (b) issuance of all securities of Inventure Foods in compliance with all federal and state securities laws, (c) certain required consents, (d) the effect of the Merger Agreement on certain of Inventure Foods’ contracts and permits, and (e) state takeover statutes shall have been accurate in all material respects as of the date of the Merger Agreement and shall be accurate in all material respects at and as of the Expiration Time with the same effect as though made as of the Expiration Time, and (4) any of the other representations and warranties of Inventure Foods contained in the Merger Agreement shall have been accurate (disregarding all qualification or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and shall be accurate (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” and words of similar import set forth therein) at and as of the Expiration Time with the same effect as though made as of the Expiration Time, except in the case of this clause (4) only, where the failure to be accurate, individually or in the aggregate, would not and would not reasonably be expected to result in a Company Material Adverse Effect; provided that in each case, the representations and warranties made as of a specific date shall be required to be so true and correct (subject to the applicable qualifications) as of such date only;

C.	Inventure Foods shall have performed or complied in all material respects with all covenants and obligations that Inventure Foods is required to comply with or to perform under the Merger Agreement on or prior to the Expiration Time;

D.	Parent shall have received from Inventure Foods a certificate signed on behalf of Inventure Foods by the Chief Executive Officer and Chief Financial Officer of Inventure Foods to the effect that the conditions in paragraphs B and C above have been satisfied;

E.	since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect;

F.	any applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, the “HSR Act”) relating to the Offer or the Merger shall have expired or been terminated, and all other clearances or approvals (other than the filing of the certificate of merger with the Delaware Secretary of State) under applicable antitrust laws shall have been obtained, free of any condition that would reasonably be expected to have a Company Material Adverse Effect;

G.	there shall not have been issued by any court of competent jurisdiction that remains in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Offer or the Merger nor shall any law or order that remains in effect have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental entity which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for shares of Common Stock or the consummation of the Offer or the Merger;

H.	there shall not be pending any legal proceeding by a governmental entity having authority over Parent, Purchaser or any subsidiary thereof (i) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (ii) seeking to restrain or prohibit Parent’s or its affiliates’ ownership or operation of the business or assets of Inventure Foods or Inventure Foods’ subsidiaries or of Parent or any of its affiliates, or to compel Parent or any of its affiliates to dispose of or hold separate all or any portion of the business or assets of Inventure Foods or any of Inventure Foods’ subsidiaries or of Parent or any of its affiliates, or (iii) seeking to impose or confirm material limitations on the ability of Parent or any of its affiliates effectively to exercise full rights of ownership of the shares of Common Stock, in each case that would constitute a restraint under applicable antitrust law;

I.	the required approvals, consents, notices and waivers agreed to by Parent and Inventure Foods shall have been received or given and be in full force and effect, and executed counterparts thereof shall have been delivered to Parent;

J.	Inventure Foods shall have obtained a representation and warranty insurance policy with respect to the frozen fruit business it previously sold; or

K.	the Merger Agreement shall not have been terminated in accordance with its terms.

As used in the Merger Agreement, “Company Material Adverse Effect” means any fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing (a) that is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the business, results of operations, assets, liabilities or financial condition of Inventure Foods and its subsidiaries, taken as a whole or (b) that prevents, materially delays or materially impairs the ability of Inventure Foods to consummate the transactions contemplated by the Merger Agreement on or before the Outside Date; except that, for the purposes of clause (a), a “Company Material Adverse Effect” shall not include the impact of:

i.	changes after the date of the Merger Agreement in GAAP;

ii.	changes after the date of the Merger Agreement in laws affecting companies in the industries in which Inventure Foods and its subsidiaries operate;

iii.	changes after the date of the Merger Agreement in global or national political conditions (including the outbreak of war or acts of terrorism), in the global securities, credit or other financial markets, or in general economic, business or market conditions affecting companies in the industries in which Inventure Foods and its subsidiaries operate;

iv.	any hurricane, flood, tornado, earthquake or other natural disaster after the date of the Merger Agreement;

v.	actions required to be taken or omitted by Inventure Foods or any of Inventure Foods’ subsidiaries pursuant to the Merger Agreement and any action or failure to take any action that is consented to by Parent in writing;

vi.	any actions or claims made or brought by any of the current or former stockholders of Inventure Foods arising out of the Merger Agreement or the transactions contemplated thereby;

vii.	the public announcement after the date of the Merger Agreement of either the Merger Agreement or the Merger, including the announcement of the identity of Parent, or any communication by Parent or any of its affiliates regarding the plans or proposals, with respect to Inventure Foods and its subsidiaries;

viii.	any material breach of the Merger Agreement by Parent or Purchaser; or

ix.	a change in the trading price of Common Stock or the failure, in and of itself, to meet internal or external projections or analysts’ expectations for any future period (provided, that the underlying causes of such change or failure may be taken into account in determining the existence of a Company Material Adverse Effect).

However, the Merger Agreement provides that, for clauses (i), (ii), (iii), and (iv) described above, to the extent that the effects of such fact, change, circumstance, event, occurrence, condition, development or combination of the foregoing are disproportionately adverse to the business, properties, results of operations, assets, liabilities or financial condition of Inventure Foods and its subsidiaries, taken as a whole, as compared to other companies in the industries in which Inventure Foods and its subsidiaries operate, then the impact of such matter shall be taken into account for purposes of determining whether a “Company Material Adverse Effect” has occurred.

The Offer Conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent or Purchaser, in whole or in part, at any time, at the sole discretion of Parent or Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals

Regulatory Matters

General

Except as described in this Section 16, based on our examination of publicly available information filed by Inventure Foods with the SEC and other publicly available information concerning Inventure Foods, we are not aware of any governmental license or regulatory permit that appears to be material to Inventure Foods’ business that might be adversely affected by our acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under

“– State Takeover Statutes,” such approval or other action will be sought. There is no current intent to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. We are unable to predict whether we will determine that we are required to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Inventure Foods’ business or certain parts of Inventure Foods’ business might not have to be disposed of, any of which may give us the right to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “– Section 15 –Conditions to the Offer.”

State Takeover Statutes

As a Delaware corporation, Inventure Foods is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” Inventure Foods has represented to us in the Merger Agreement that Inventure Foods has taken all action necessary to exempt the Offer, the Merger and the Merger Agreement from Section 203 of the DGCL.

In addition to Section 203 of the DGCL, a number of other states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Inventure Foods, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which may have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or the Merger, and we have not attempted to comply with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting the application of such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a United States federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a United States federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a United States federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or the Merger, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “– Section 15 –Conditions to the Offer.”

United States Antitrust

The Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) may review the legality under the antitrust laws of the proposed acquisition of Shares by Purchaser pursuant to the Offer; however, because the size of the Offer and Merger are below the thresholds for filing a notification under the HSR Act, no filing or waiting period requirements under the HSR Act apply. Nevertheless, at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States of America as it deems necessary to protect competition in the public interest, including seeking to enjoin the purchase of the Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or Purchaser or of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws of the United States of America seeking similar relief or seeking conditions to the consummation of the Offer. Neither Purchaser nor Parent believes that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Regulatory Undertakings

Each of the parties has agreed to use its reasonable best efforts to (i) promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under the Merger Agreement and applicable laws to submit all notifications to and obtain all authorizations, consents, orders and approvals of any governmental entity that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, the Merger Agreement, (ii) cooperate fully in promptly submitting all notifications and seeking to obtain all such authorizations, consents, orders and approvals, and (iii) provide such other information to any governmental entity as such governmental entity may reasonably request in connection with any such submission.

Notwithstanding anything to the contrary under the Merger Agreement, none of Parent, Purchaser or any of their respective affiliates shall be required to, and Inventure Foods may not, without the prior written consent of Parent, become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to: (i) sell, license, assign, transfer, divest, hold separate, or otherwise dispose of any assets, business or portion of business of Inventure Foods, the surviving corporation, Parent, Purchaser or any of their respective affiliates, (ii) conduct, restrict, operate, invest, or otherwise change the assets, business, or portion of business of Inventure Foods, the surviving corporation, Parent, Purchaser, or any of their respective affiliates in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of Inventure Foods, the surviving corporation, Parent, Purchaser or any of their respective affiliates; provided, that, if requested by Parent, Inventure Foods will become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any such requirement, condition, limitation, understanding, agreement or order so long as such requirement, condition, limitation, understanding, agreement or order is only binding on Inventure Foods in the event the closing of the Merger occurs.

Litigation Related to the Merger

Lawsuits arising out of or relating to the Offer, the Merger or any other transactions referenced herein may be filed in the future.

17.	Fees and Expenses

Parent has retained D.F. King & Co., Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18.	Miscellaneous

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. or foreign jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Purchaser, Parent or any of their respective affiliates, not contained in this Offer to Purchase or in the related Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be an agent of Parent, Purchaser, Depositary or the Information Agent for purposes of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Inventure Foods or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Inventure Foods has advised us that it will file with the SEC on the date on which Parent and Purchaser file the offer documents with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Inventure Foods Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under the “Introduction” to this Offer to Purchase and “ – Section 9 – Certain Information Concerning Purchaser, Parent and Controlling Persons” above.

November 15, 2017

SCHEDULE I: DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, PURCHASER AND UQF

Managers and Executive Officers of Parent

The name, current principal occupation or employment and material occupations, positions, offices or employment for at least the past five years, of each manager and executive officer of Parent are set forth below. Each person listed below is a United States citizen and, unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent. The current business address of each manager and officer of Parent is 900 High Street, Hanover, PA 17331. The current business telephone number of each manager and officer is (717) 637-6644.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Dylan B. Lissette	Mr. Lissette has served as a manager of Parent (or a director of its predecessor corporation) since November 1995 and was appointed Vice Chairman of Parent in January 2012. Mr. Lissette has also served as Parent’s Chief Executive Officer since January 2013. Since September 2016, Mr. Lissette has also served as a director and President of UQF. In addition, Mr. Lissette was appointed the sole director and Chief Executive Officer of Purchaser in October 2017.

Michael W. Rice	Mr. Rice has served Parent or it predecessor in various roles since 1968 and has served as Executive Chairman and Treasurer of Parent for more than five years and served as a director of its predecessor corporation until September 2016. Mr. Rice has also served as a director, Chairman and Treasurer of UQF since September 2016.

Timothy P. Brown	Mr. Brown has served as Secretary of Parent for more than five years and has served as a director of UQF since September 2016. For more than five years prior to the commencement of the Offer until September 2016, Mr. Brown served as a director of Parent’s predecessor corporation. Since September 2001, Mr. Brown has also served as the President and Chief Executive Officer of Sageworth (a trust company) located in Lancaster, PA.

Thomas J. Flocco	Mr. Flocco was appointed President and Chief Operating Officer of Parent in April 2017, and was appointed President, Secretary and Chief Operating Officer of Purchaser in October 2017. From January 2009 to March 2017, Mr. Flocco served as the managing director of L&H Advisors (a privately held operating partner to private equity firms) located in Chicago, IL. Prior thereto, Mr. Flocco served as chief executive officer of Beam (now, Beam Suntory) (a spirits supplier) located in Deerfield, IL, after serving as a partner in the consumer practice division of McKinsey & Co. (a global management consulting firm) located in New York, NY. Mr. Flocco started his career in sales and brand management with The Procter & Gamble Co. (a provider of branded consumer packaged goods) located in Cincinnati, OH.

Thomas A. Lawrence	Mr. Lawrence has served as Chief Planning and Production Officer of Parent since June 2017. Prior thereto, Mr. Lawrence served as Executive Vice President of Parent from January 2013 through May 2017 and Vice President Production and Planning of Parent from July 2012 through December 2012.

Mark Schreiber	Mr. Schreiber has served as Executive Vice President and Chief Customer Officer of Parent since May 2017. From January 2008 to May 2017, Mr. Schreiber served as Senior Vice President, Sales and Distribution of Pepperidge Farm, Inc. (a snacks and bakery division of Campbell Soup Company) located in Norwalk, CT.

Todd M. Staub	Mr. Staub has served as Executive Vice President of Parent since June 2012 and has also served as Chief Administrative Officer of Parent since March 2017. From June 2004 to March 2017, Mr. Staub served as Chief Financial Officer of Parent.

John W. Thompson	Mr. Thompson was appointed Executive Vice President and Chief Financial Officer of Parent in April 2017, and was appointed Executive Vice President and Chief Financial Officer of Purchaser in October 2017. From April 2016 to April 2017, Mr. Thompson served as Senior Vice President and Chief Financial Officer of Armstrong Flooring Inc. (a publicly traded producer of flooring products) located in Lancaster, PA. From August 2015 to April 2016, Mr. Thompson served as a division CFO of Armstrong World Industries, Inc. (a publicly traded producer of ceiling systems and flooring products) located in Lancaster, PA. Prior thereto, Mr. Thompson served as Operations Senior Advisor of TPG Capital, LLC (a large, privately held, private equity investor) located in Fort Worth, TX, from March 2011 to July 2015.

Directors and Executive Officers of Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for at least the past five years, of each director and executive officer of Purchaser are set forth below. Each person listed below is a United States citizen and, unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with each of Purchaser. The current business address of each director and officer is 900 High Street, Hanover, PA 17331. The current business telephone number of each director and officer is (717) 637-6644.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Dylan B. Lissette	See information provided above.

Thomas J. Flocco	See information provided above.

John W. Thompson	See information provided above.

Directors and Executive Officers of UQF Holdings, Inc.

The name, current principal occupation or employment and material occupations, positions, offices or employment for at least the past five years, of each director and executive officer of UQF Holdings, Inc. are set forth below. Each person listed below is a United States citizen and, unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with UQF Holdings, Inc. The current business address of each director and officer is 900 High Street, Hanover, PA 17331. The current business telephone number of each director and officer is (717) 637-6644.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Dylan B. Lissette	See information provided above.

Michael W. Rice	See information provided above.

Timothy P. Brown	See information provided above.

Stacie R. Lissette	Ms. Lissette has been a director of UQF since September 2016. For more than five years prior to the commencement of the Offer until September 2016, Ms. Lissette served as a director of Parent’s predecessor corporation.

Jane E. Rice	Ms. Rice has been a director of UQF since September 2016. For more than five years prior to the commencement of the Offer until September 2016, Ms. Rice served as a director of Parent’s predecessor corporation.

Todd M. Staub	See information provided above.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail: American Stock Transfer & Trust Company, LLC Operations Center Attention: Reorganization Department P.O. Box 2042 New York, NY 10272-2042	By Hand or Overnight Mail: American Stock Transfer & Trust Company, LLC Operations Center Attention: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219
By Facsimile Transmission (for Eligible Institutions Only): (718) 234-5001 To Confirm Facsimile via Phone: (718) 921-8317

Any questions or requests for assistance may be directed to the Information Agent at its telephone number and location listed below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (888) 280-6942

Email: inventure@dfking.com